Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266287

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated August 12, 2022)

Jushi Holdings Inc.

This prospectus supplement is being filed to update, amend and supplement the information contained in the prospectus dated August 12, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-266287).

This prospectus supplement is being filed to update and supplement the information included in the Prospectus with the information contained in the following reports of Jushi Holdings Inc. (the “Company”):

•	The Company’s Current Report on Form 8-K as filed with the SEC on August 29, 2022, which is attached hereto; and
•	The Company’s Current Report on Form 8-K as filed with the SEC on September 12, 2022, including the Company’s restated condensed consolidated financial statements as of and for the three months ended March 31, 2022 (“Restated First Quarter 2022 Interim Financial Statements”) filed as Exhibit 99.1 thereto and amended Management’s Discussion and Analysis for the Restated First Quarter 2022 Interim Financial Statements filed as Exhibit 99.2 thereto, which are attached hereto.

In connection with the preparation of the unaudited condensed consolidated financial statements of the Company for the three and six months ended June 30, 2022, the Company’s management identified errors in its previously issued unaudited condensed consolidated balance sheet as of March 31, 2022 resulting in the understatement of certain non-current assets and associated accruals. In addition, management identified errors in the unaudited condensed consolidated statement of cash flows for three months ended March 31, 2022. Such errors resulted in the understatement of net cash flows used in operating activities, the overstatement of net cash flows used in investing activities, and the understatement of net cash flows provided by financing activities during the three months ended March 31, 2022.

On August 28, 2022, the Company’s Audit Committee concluded, after discussion with the Company’s management and its advisors, that the Company’s previously issued unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2022 (“First Quarter 2022 Interim Financial Statements”) were materially misstated due to such errors.

As a result of the Restated First Quarter 2022 Interim Financial Statements, the consolidated balance sheet data as of March 31, 2022 under the heading Summary Consolidated Financial Data on page 8 of the Prospectus is hereby amended and restated as follows:

(amounts expressed in thousands of U.S. dollars)	March 31, 2022 (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$75,717
Working capital (1) (as restated, previously reported ($19,706))	$(25,706)
Total assets (as restated, previously reported $650,644)	$656,644
Total liabilities (as restated, previously reported $457,487)	$463,487
Total shareholders’ equity	$193,157

(1)	We define working capital as current assets less current liabilities.

Any statement in the Prospectus that is modified or superseded by the information contained in this Prospectus Supplement No. 1, including without limitation the Restated First Quarter 2022 Interim Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations related thereto, is not deemed to constitute part of the Prospectus except as modified or superseded by the information in this Supplement No. 1.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Subordinate Voting Shares are listed on the Canadian Securities Exchange (the “CSE”) under the symbol “JUSH” and quoted on the OTCQX Best Market under the symbol “JUSHF.” The last reported sale price of our Subordinate Voting Shares on the CSE on September 28, 2022 was C$1.87 per share and on the OTCQX Best Market on September 28, 2022 was $1.34 per share.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 9 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued or sold under the Prospectus or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 29, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 8-K

_________________

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  August 29, 2022

_______________________________

JUSHI HOLDINGS INC.

(Exact name of registrant as specified in its charter)

_______________________________

British Columbia	000-56468	98-1547061
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

301 Yamato Road, Suite 3250

Boca Raton, Florida 33431

(Address of Principal Executive Offices) (Zip Code)

(516) 617-9100

(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

_______________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition.

On August 29, 2022, Jushi Holdings Inc. (the “Company”) issued a press release announcing its financial results for the quarter ended June 30, 2022. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The Company also intends to file unaudited condensed consolidated financial statements for the three and six months ended June 30, 2022 with the applicable Canadian securities regulatory authorities on August 29, 2022 in accordance with applicable Canadian securities laws, which may be accessed at www.sedar.com. The unaudited condensed consolidated financial statements for the three and six months ended June 30, 2022 contained in the Company’s press release and to be filed with the Canadian securities regulatory authorities have not been audited or reviewed by the Company’s independent registered public accounting firm, remains subject to change, and should not be considered final until the Company files its second quarter 2022 Quarterly Report on Form 10-Q.

The information contained in this Item 2.02, including Exhibit 99.1, is furnished only, is not "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, regardless of any general incorporation language in such a filing, except as expressly set forth by specific reference in that filing.

Item 4.02. Non-Reliance on Previously Issued Financial Statements.

In connection with the preparation of the Company’s unaudited condensed consolidated financial statements for the three and six months ended June 30, 2022, the Company’s management identified errors in its previously issued unaudited condensed consolidated balance sheet as of March 31, 2022 resulting in the understatement of certain non-current assets and associated accruals. In addition, management identified errors in the unaudited condensed consolidated statement of cash flows for three months ended March 31, 2022. Such errors resulted in the understatement of net cash flows used in operating activities, the overstatement of net cash flows used in investing activities, and the understatement of net cash flows provided by financing activities during the three months ended March 31, 2022. Company management believes such errors did not impact the cash balance as of March 31, 2022 and further believes there is no net change in cash flows during the three months then ended.

On August 28, 2022, the Company’s Audit Committee concluded, after discussion with the Company’s management and its advisors, that the Company’s previously issued unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2022 (“First Quarter 2022 Interim Financial Statements”) were materially misstated due to such errors. As a result, the Company’s First Quarter 2022 Interim Financial Statements should no longer be relied upon. Similarly, any previously issued or filed reports, registration statements, press releases, earnings releases and investor presentations or other communications describing the Company's First Quarter 2022 Interim Financial Statements should no longer be relied upon.

The Company will, as soon as practicable, make the appropriate adjustments, which will include restated unaudited condensed consolidated financial statements and any other appropriate revisions.

The Company believes that such errors will not materially impact the unaudited condensed consolidated financial statements as of and for the three and six months ended June 30, 2022.

As previously disclosed and in light of the errors described above, material weaknesses existed in the Company’s internal control over financial reporting and that the Company’s disclosure controls and procedures were not effective. The Company is still evaluating these matters and expects that further information regarding such material weaknesses and the Company’s intended remediation efforts will be described in more detail in its upcoming Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022.

The Company’s management and Audit Committee have discussed the matters disclosed in this Current Report on Form 8-K pursuant to this Item 4.02 with Marcum LLP, its independent registered public accounting firm. The unaudited condensed consolidated financial statements as of and for the three and six months ended June 30, 2022, referred to herein or elsewhere, have not been audited or reviewed by the Company’s independent registered public accounting firm.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 25, 2022, the Board of Directors approved the award of stock options to purchase 500,000 of the Company’s Subordinate Voting Shares to our Chief Operations Officer, Leonardo Garcia-Berg, under the Company’s existing 2019 Equity Incentive Plan. The stock options will have an exercise price of the greater of the closing price of the Company’s Subordinate Voting Shares as reported by the Canadian Stock Exchange on August 31, 2022, or the prior trading day.

Item 7.01. Regulation FD Disclosure.

On August 29, 2022, the Registrant posted an investor presentation complementary to its scheduled second quarter 2022 earnings conference call on its website and filed a copy of such presentation with the applicable securities regulatory authorities in Canada and otherwise in accordance with applicable Canadian securities laws. A copy of the investor presentation is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

The information contained in this Item 7.01, including Exhibit 99.2, is furnished only, is not "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, regardless of any general incorporation language in such a filing, except as expressly set forth by specific reference in that filing.

Item 9.01. Financial Statements and Exhibits.

99.1	Press Release dated August 29, 2022
99.2	Investor Presentation
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Forward-Looking Statements

This Current Report on Form 8-K contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation as well as statements that may constitute "forward-looking statements" within the meaning of within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this Current Report on Form 8-K are forward-looking statements. Words such as “expect,” “will,” “anticipate,” “believe,” “estimate,” “intend,” “plan,” “potential” and similar expressions also identify forward-looking statements. Forward-looking statements include statements regarding expected filings, materiality or significance and effects of the reclassification errors on current or prior period financial statements, and any anticipated conclusions of the Company, the Audit Committee or the Company’s management related thereto.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results, as well as our expectations regarding materiality or significance, the restatement’s quantitative effects, the effectiveness of our disclosure controls and procedures, and our deficiencies in internal control over financial reporting to differ materially from those in the forward-looking statements. These factors include the risk that additional information may arise prior to the expected filing with the Securities and Exchange Commission and Canadian securities regulators with the restated condensed consolidated interim financial statements, the preparation of our restated condensed consolidated interim financial statements or other subsequent events that would require us to make additional adjustments, as well as inherent limitations in internal controls over financial reporting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JUSHI HOLDINGS INC.

Date: August 29, 2022	By:	/s/ Jon Barack
Jon Barack
President and Interim Chief Financial Officer

EXHIBIT 99.1

Jushi Holdings Inc. Reports Second Quarter 2022 Financial Results and Announces Non-Reliance on Previously Issued First Quarter 2022 Financial Statements

Second Quarter 2022 Revenue Growth of 52.4% YoY and 17.6% QoQ to $72.8 million

Completed NuLeaf Acquisition and Expanded Vertically Integrated Footprint in Nevada

Established Fifth Vertically Integrated State-Level Operation in Ohio with Medical Dispensary License Win

BOCA RATON, Fla., Aug. 29, 2022 (GLOBE NEWSWIRE) -- Jushi Holdings Inc. (“Jushi” or the “Company”) (CSE: JUSH) (OTCQX: JUSHF), a vertically integrated, multi-state cannabis operator, announced its financial results for the second quarter 2022 (“Q2 2022”) ended June 30, 2022. The Company became a U.S. reporting company effective August 12, 2022. All financial information is provided in U.S. dollars unless otherwise indicated and are prepared under U.S. Generally Accepted Accounting Principles (“GAAP”).

Second Quarter 2022 Highlights

  Total revenue of $72.8 million, an increase of 52.4% year-over-year and 17.6% as compared to the quarter ended March 31, 2022 (“Q1 2022”)
  Retail revenue increased 16.1% to $67.3 million and wholesale revenue increased 42.1% to $5.5 million, as compared to Q1 2022
  Gross profit of $26.7 million, an increase of 17.2% year-over-year and 39.5% as compared to Q1 2022
  Adjusted gross profit of $27.8 million, an increase of 19.1% year-over-year and 12.3% as compared to Q1 2022
  Net Income of $12.1 million
  Adjusted EBITDA of $0.5 million
  Cash and cash equivalents were $43.2 million as of the quarter end

Second Quarter 2022 Operational Highlights

  Expanded the Company’s vertically integrated footprint in Nevada with the completion of the NuLeaf, Inc. (“NuLeaf”) acquisition, adding a 27,000 sq. ft. cultivation facility, a 13,000 sq. ft. processing facility, and three adult-use and medical retail dispensaries in the state
  Opened the 32nd and 33rd retail locations nationwide, marking the Company’s third Beyond Hello™ location in California and fourth dispensary in Nevada
  Awarded a provisional medical marijuana dispensary license in the Cincinnati Tri-State Area of Ohio, establishing the Company’s fifth vertically integrated state-level operation
  Debuted two new product lines in Pennsylvania under the Company’s brand The Lab™, including a line of solventless live rosin extracts and a line of hydrocarbon extracts, comprised of high-quality vapes and concentrates

Recent Developments

  Transitioned from IFRS to U.S. GAAP reporting as a result of becoming a U.S. reporting issuer as of August 12, 2022
  Opened the 34th retail location nationwide and third Beyond Hello™ dispensary in Alexandria, Virginia
  Opening the 35th retail location nationwide and fourth Beyond Hello™ dispensary in Fairfax, Virginia on August 31, 2022

Management Commentary

“We are pleased to report solid second quarter top-line growth and improved sequential profitability, a strong indication that our strategy, capital investments and cost savings initiatives are building a strong foundation on which we can continue to execute, despite the challenging macroeconomic environment,” said Jim Cacioppo, Chief Executive Officer, Chairman and Founder of Jushi Holdings Inc. “The development of our footprint in Nevada, including the addition of NuLeaf’s high-quality assets, were meaningful contributors to our retail performance in the second quarter."

Mr. Cacioppo continued, “In the second quarter, we completed the first phase of construction of the cultivation portion of our grower-processor facilities in Pennsylvania and Virginia. In these two very important markets for Jushi, we are focused on expanding production, improving the sell-through rate of our own-branded products at our Beyond HelloTM stores and building-out our wholesale business. We are also focused on diversifying our product portfolio, including the introduction of many new strains, along with hydro-carbon products and Live Rosin vapes and concentrates that will allow us to differentiate our product offering, while continuing to meet consumer demand."

“Our team has done a commendable job navigating through these challenging market conditions. I am confident that our strong foundation and cost discipline will ensure we maintain our momentum into the second half of the year. We are excited about what lies ahead for Jushi and believe we are well-positioned to capitalize on the industry opportunity and drive long-term value for our shareholders," concluded Mr. Cacioppo.

Use of Non-GAAP Financial Information

We believe that the presentation of non-GAAP financial information provides important supplemental information to management and investors regarding financial and business trends relating to our financial condition and results of operations. For further information regarding these non-GAAP measures, including the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, please refer to the financial tables below, as well as the “Reconciliation of Non-GAAP Financial Measures” section of this press release.

Financial Results for the Second Quarter 2022

The following is a tabular summary and commentary of revenue, gross profit, adjusted gross profit, net income (loss), and net income (loss) per share for the three month periods ended June 30, 2022, March 31, 2022, and June 30, 2021.

($ in millions, except per share amounts)

	Quarter Ended June 30, 2022	Quarter Ended March 31, 2022	% Change	Quarter Ended June 30, 2022	Quarter Ended June 30, 2021	% Change
Revenue	$72.8	$61.9	17.6%	$72.8	$47.7	52.4%
Gross profit	26.7	19.1	39.5%	26.7	22.8	17.2%
Adjusted gross profit	27.8	24.8	12.3%	27.8	23.4	19.1%
Net income (loss)	12.1	(19.8)		12.1	3.6
Net income (loss) per share - basic	$0.06	$(0.11)		$0.06	$0.02
Net loss per share - diluted	$(0.15)	$(0.16)		$(0.15)	$(0.09)

Revenue in Q2 2022 increased 52.4% to $72.8 million as compared to $47.7 million in the second quarter of 2021 (“Q2 2021”), driven by the Company’s acquisitions in Nevada and Massachusetts, and new Beyond Hello™ store openings in Pennsylvania and Virginia. Revenue increased 17.6% to $72.8 million from $61.9 million in Q1 2022. The 17.6% increase in revenue was primarily driven by the acquisitions in Nevada in the first half of 2022, including contributions from four new state dispensaries, increased retail and wholesale activity in Massachusetts, and growth in retail sales in Illinois and Virginia.

Gross profit in Q2 2022 was $26.7 million, or 36.7% of revenue, compared to $19.1 million, or 30.9% of revenue in Q1 2022. Adjusted gross profit in Q2 2022 was $27.8 million, or 38.3% of revenue, compared to $24.8 million, or 40.0% of revenue in Q1 2022. Adjusted gross margin was negatively impacted by the under absorption of fixed costs at the Company's grower-processor facilities as the wholesale business scales and increased promotional activity of Jushi branded products in Pennsylvania.

Operating expenses in Q2 2002 were $38.7 million, or 53.3% of revenue, compared to $37.3 million, or 60.3% of revenue in Q1 2022. The 703 basis point improvement in operating expenses as a percentage of revenue was primarily driven by managing labor and staffing expenses across the organization and lower share based compensation.

Q2 2022 net income was $12.1 million, or $0.06 per basic share and net loss of $0.15 per diluted share, compared to net income of $3.6 million, or $0.02 per basic share and net loss of $0.09 per diluted share, in Q2 2021. The net loss of $0.15 per diluted share in Q2 2022 was primarily due to the dilutive impact of the outstanding warrant derivative liability.

Adjusted EBITDA in Q2 2022 was $0.5 million, an increase of $1.4 million as compared to $(0.9) million in Q1 2022 and a decrease of $4.1 million compared to $4.6 million in Q2 2021. Adjusted EBITDA expansion was slowed by infrastructure and headcount investments at our grower processors that continue to have a transitional impact as the Company scales and slower-than-expected growth of wholesale operations.

Balance Sheet and Liquidity

As of June 30, 2022, the Company had approximately $43.2 million of cash and cash equivalents. The Company paid approximately $14 million in capital expenditures during Q2 2022. For the balance of the year, we expect capital expenditures to be in the range of $15 to 25 million, prior to any potential tenant improvement reimbursements or financings, for a total of $55 to $65 million for the full year 2022, subject to market conditions and regulatory changes. As of June 30, 2022, the Company had approximately $200 million in principal amount of total debt, excluding leases and property, plant, and equipment financing obligations. As of August 29, 2022, the Company’s Acquisition Facility had $60 million of available capacity, including the $25 million accordion feature. As of August 29, 2022, the Company’s issued and outstanding shares were 195,989,084 and its fully diluted shares outstanding were 290,921,762.

Outlook

Mr. Cacioppo commented, “Moving into the second half of the year, we are revising our fourth quarter 2022 annualized revenue to be between $320 to $350 million, with a low double digit Adjusted EBITDA margin. At the retail level, we expect to open three additional Beyond Hello™ stores in the next four months, including two locations in Virginia and one in Ohio. We are also moving an underperforming store in Pennsylvania. Moreover, we will continue work on adding additional operational grow rooms and expanding production at our grower-processor facilities as we look to increase the sell-through rate of our own branded products through our network of retail stores, along with pursuing wholesale opportunities.”

Mr. Cacioppo concluded, “By the end of 2022, we expect to operate 37 retail locations and approximately 330,000 sq. ft. of cultivation and processing capabilities, including 100,000 sq. ft. of canopy. As always, we are fiercely committed to generating return on investment for our shareholders, and I look forward to reporting on the meaningful strides we expect to make as we continue to strengthen our business through the remainder of 2022.”

Non-Reliance on Previously Issued First Quarter 2022 Financial Statements

In connection with the preparation of the Company’s unaudited condensed consolidated financial statements for the three and six months ended June 30, 2022, the Company's management identified errors in its previously issued unaudited condensed balance sheet as of March 31, 2022, resulting in the understatement of certain non-current assets and associated accruals. In addition, management identified errors in the unaudited condensed consolidated statement of cash flows for three months ended March 31, 2022. Such errors resulted in the understatement of net cash flows used in operating activities, the overstatement of net cash flows used in investing activities, and the understatement of net cash flows provided by financing activities during the three months ended March 31, 2022. The Company believes such errors did not impact the cash balance as of March 31, 2022, and further believes there is no net change in cash flows during the three months then ended. The Company also believes that such errors will not materially impact the unaudited condensed consolidated financial statements as of and for the three and six months ended June 30, 2022.

As a result, the Company will be required to restate its unaudited condensed interim consolidated financial statements for the Quarter Ended March 31, 2022, filed in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) on May 27, 2022, as amended on June 24, 2022.

On August 28, 2022, the Company’s Audit Committee concluded, after discussion with the Company’s management and its advisors, that the Company’s previously issued unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2022 (“First Quarter 2022 Interim Financial Statements “) were materially misstated due to such errors. As a result, the Company’s First Quarter 2022 Interim Financial Statements should no longer be relied upon. Similarly, any previously issued or filed reports, registration statements, press releases, earnings releases and investor presentations or other communications describing the Company's First Quarter 2022 Interim Financial Statements should no longer be relied upon.

The Company will, as soon as practicable, make the appropriate adjustments, which will include restated consolidated financial statements and any other appropriate revisions.

Conference Call and Webcast Information

The Company will host a conference call to discuss its financial results for the second quarter 2022 at 9:00 a.m. ET today, Monday, August 29, 2022.

Event:	Second Quarter 2022 Financial Results Conference Call
Date:	Monday, August 29, 2022
Time:	9:00 a.m. Eastern Time
Live Call:	1-866-374-5140 (U.S. Toll-Free) / 1-866-455-3403 (Canada Toll-Free)
Conference ID:	53845580#
Webcast:	Register

For interested individuals unable to join the conference call, a webcast of the call will be available for one year following the conference call and can be accessed via webcast on Jushi’s

Investor Relations website.

About Jushi Holdings Inc.

We are a vertically integrated cannabis company led by an industry-leading management team. In the United States, Jushi is focused on building a multi-state portfolio of branded cannabis assets through opportunistic acquisitions, distressed workouts, and competitive applications. Jushi strives to maximize shareholder value while delivering high-quality products across all levels of the cannabis ecosystem. For more information, visit jushico.com or our social media channels, Instagram, Facebook, Twitter and LinkedIn.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation as well as statements that may constitute "forward-looking statements" within the meaning of within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release, including statements regarding our strategy, future operations, intended expansion of our retail operations and production capacity, intended expansion of our cultivation facilities, future financial position, projected costs, prospects, plans and objectives of management, including without limitation Q4 2022 annualized guidance, as well as expected filings, materiality or significance and effects of errors on current or prior period financial statements, and any anticipated conclusions of the Company, the Audit Committee or the Company’s management related thereto, are forward-looking statements. These forward-looking statements are based on Jushi’s current expectations and beliefs concerning future developments and their potential effects. As a result, actual results could differ materially from those expressed by such forward-looking statements and such statements should not be relied upon. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans,” “expects” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates” or “does not anticipate,” or “believes,” or variations of such words and phrases or may contain statements that certain actions, events or results “may,” “could,” “would,” “might” or “will be taken,” “will continue,” “will occur” or “will be achieved”. The forward-looking information and forward-looking statements contained herein may include but are not limited to, information concerning the expectations regarding Jushi, or the ability of Jushi to successfully achieve business objectives, and expectations for other economic, business, and/or competitive factors. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including risks related to the ability of Jushi to successfully and/or timely achieve business objectives, including with regulatory bodies, employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation, the risk that additional information may arise prior to the completion of restated condensed consolidated interim financial statements or other subsequent events that would require us to make additional adjustments, as well as other risks, uncertainties and other cautionary statements in the Company’s public filings with the applicable securities regulatory authorities on the SEC’s website at www.sec.gov and on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated, or expected.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

For further information, please contact:

Investor Relations Contact:
Michael Perlman
Executive Vice President of Investor Relations
561-281-0247
investors@jushico.com

Media Contact:
Ellen Mellody
570-209-2947
ellen@mattio.com

The financial results contained herein are the responsibility of management and have not been reviewed by the Company’s independent registered public accounting firm, remains subject to change, and should not be considered final until the Company files its second quarter 2022 Quarterly Report on Form 10-Q.

JUSHI HOLDINGS INC.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended June 30, 2022	Three Months Ended March 31, 2022	Three Months Ended June 30, 2021
	(unaudited)
REVENUE, NET	$72,757	$61,888	$47,744
COST OF GOODS SOLD	(46,089)	(42,776)	(24,982)
GROSS PROFIT	$26,668	$19,112	$22,762

OPERATING EXPENSES	$38,745	$37,308	$26,357

LOSS FROM OPERATIONS	$(12,077)	$(18,196)	$(3,595)

OTHER INCOME (EXPENSE):
Interest expense, net	$(10,947)	$(10,116)	$(6,868)
Fair value gains (losses) on derivatives	42,572	14,309	21,098
Other, net	228	(703)	(487)
Total other income (expense), net	$31,853	$3,490	$13,743

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	$19,776	$(14,706)	$10,148
Provision for income taxes	$(7,710)	$(5,051)	$(6,711)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$12,066	$(19,757)	$3,437
Net loss attributable to non-controlling interests	$—	$—	$(190)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO JUSHI SHAREHOLDERS	$12,066	$(19,757)	$3,627
EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO JUSHI SHAREHOLDERS - BASIC	$0.06	$(0.11)	$0.02
Weighted average shares outstanding - basic	190,870,572	183,226,027	163,512,333
EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO JUSHI SHAREHOLDERS - DILUTED	$(0.15)	$(0.16)	$(0.09)
Weighted average shares outstanding - diluted	205,697,153	207,838,906	196,541,225

JUSHI HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars, except share amounts)

	June 30, 2022 (unaudited)	December 31, 2021
ASSETS
Current assets	$97,272	$154,356
Non-current assets	610,586	494,785
Total assets	$707,858	$649,141

LIABILITIES AND EQUITY
Current liabilities	$156,576	$83,926
Non-current liabilities	327,186	384,232
Total liabilities	$483,762	$468,158

Total equity	$224,096	$180,983
Total liabilities and equity	$707,858	$649,141

JUSHI HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2022	2021
	(unaudited)
Net cash flows used in operating activities	$(27,738)	$(13,137)
Net cash flows used in investing activities	(61,741)	(43,391)
Net cash flows provided by financing activities	38,041	91,684
Effect of currency translation on cash and cash equivalents	(238)	(132)
NET CHANGE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	$(51,676)	$35,024
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF PERIOD	95,487	85,857
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	$43,811	$120,881

JUSHI HOLDINGS INC.
Reconciliation of Non-GAAP Financial Measures

EBITDA, Adjusted EBITDA and Adjusted Gross Profit

In addition to providing financial measurements based on GAAP, the Company provides additional financial metrics that are not prepared in accordance with GAAP. Management uses non-GAAP financial measures, in addition to GAAP financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes and to evaluate the Company’s financial performance. These non-GAAP financial measures are EBITDA, Adjusted EBITDA and Adjusted Gross Profit (defined below). Management believes that these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful comparisons and analysis of trends in the business, as they facilitate comparing financial results across accounting periods and to those of peer companies. As there are no standardized methods of calculating these non-GAAP measures, the Company’s methods may differ from those used by others, and accordingly, the use of these measures may not be directly comparable to similar measures used by others, thus limiting their usefulness. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

EBITDA, Adjusted EBITDA and Adjusted Gross Profit are financial measures that are not defined under GAAP. Management defines EBITDA as net income (loss), or “earnings”, before interest, income taxes, depreciation and amortization. Management defines Adjusted EBITDA as EBITDA before: (i) non-cash share-based compensation expense and other one-time charges; (ii) inventory-related adjustments; (iii) fair value changes in derivatives; (iv) other income/expense items (v) transaction costs; and (vi) start-up costs. These financial measures are metrics that have been adjusted from the GAAP net income (loss) measure in an effort to provide readers with a normalized metric in making comparisons more meaningful across the cannabis industry, as well as to remove non-recurring, irregular and one-time items that may otherwise distort the GAAP net income measure. Other companies in the Corporation’s industry may calculate this measure differently, limiting their usefulness as comparative measures. Management defines Adjusted Gross Profit as gross profit, as reported, adjusted to exclude certain inventory-related adjustments and start-up costs (within cost of goods sold).

JUSHI HOLDINGS INC.
UNAUDITED RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA
(in thousands of U.S. dollars)

	Three Months Ended June 30, 2022	Three Months Ended March 31, 2022	Three Months Ended June 30, 2021
NET INCOME (LOSS)(1)	$12,066	$(19,757)	$3,437
Income tax expense	7,710	5,051	6,711
Interest expense, net	10,947	10,116	6,868
Depreciation and amortization(2)	4,355	3,248	1,478
EBITDA (Non-GAAP)	$35,078	$(1,342)	$18,494
Non-cash share-based compensation and other one-time charges(3)	4,800	7,159	4,573
Inventory-related adjustments(4)	436	3,742	—
Fair value changes in derivatives	(42,572)	(14,309)	(21,098)
Other (income) expense items(5)	(1,096)	380	558
Start-up costs(6)	991	2,715	1,199
Transaction costs(7)	2,885	780	870
Adjusted EBITDA (Non-GAAP)	$522	$(875)	$4,596

(1) Net income (loss) includes amounts attributable to non-controlling interests.
(2) Includes amounts that are included in cost of goods sold and in operating expenses.
(3) Includes: (i) non-cash share-based compensation expense for the period; and (ii) severance costs.
(4) Includes: (i) inventory step-up on business combinations; (ii) inventory recall reserves; and (iii) reserves for discontinued products. The inventory step-up on business combinations relate to the fair value write-up on inventory acquired on the business acquisition date and then sold subsequent to the acquisition date. The inventory recall reserves relate to the estimated impact of the Pennsylvania Department of Health recall and ban of vape products containing certain cannabis concentrates. The ban was lifted in June 2022.
(5) Includes: (i) remeasurement of contingent consideration related to acquisitions; (ii) losses (gains) on investments and financial assets; and (iii) losses (gains) on legal settlements.
(6) Expansion and start-up costs incurred in order to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations of each new location.
(7) Transaction costs include: (i) registration statement costs such as professional fees and other costs relating to our SEC registration; and (ii) acquisition and deal costs.

JUSHI HOLDINGS INC.
UNAUDITED RECONCILIATION OF GROSS PROFIT TO ADJUSTED GROSS PROFIT
(in thousands of U.S. dollars)

	Three Months Ended June 30, 2022	Three Months Ended March 31, 2022	Three Months Ended June 30, 2021
Gross profit	$26,668	$19,112	$22,762
Inventory-related adjustments(1)	436	3,742	—
Start-up costs (within COGS)(2)	734	1,930	605
Adjusted gross profit	$27,838	$24,784	$23,367

(1) Includes: (i) inventory step-up on business combinations; (ii) inventory recall reserves; and (iii) reserves for discontinued products. The inventory step-up on business combinations relate to the fair value write-up on inventory acquired on the business acquisition date and then sold subsequent to the acquisition date. The inventory recall reserves relate to the potential impact of the Pennsylvania Department of Health recall and ban of vape products containing certain cannabis concentrates. The ban was lifted in June 2022.

(2) Expansion and start-up costs incurred in order to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations of each new location.

Exhibit 99.2

Jushi Holdings Inc.

Q2 2022 Earnings Presentation

Jushi

Jushi Holdings Inc. Q2 2022 Earnings Presentation

Cautionary Statement Regarding Forward - Looking Statements 2 This presentation contains certain "forward - looking information" within the meaning of applicable Canadian securities legislation as well as statements that may constitute "forward - looking statements" within the meaning of within the meaning of the Private Securities Litigation Reform Act of 1995 , Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . All statements, other than statements of historical facts, contained in this presentation, including statements regarding our strategy, future operations, intended expansion of our retail operations and production capacity, intended expansion of our cultivation facilities, future financial position, projected costs, prospects, plans and objectives of management, including without limitation Q 4 2022 annualized guidance, are forward - looking statements . These forward - looking statements are based on Jushi’s current expectations and beliefs concerning future developments and their potential effects .. As a result, actual results could differ materially from those expressed by such forward - looking statements and such statements should not be relied upon . Generally, such forward - looking information or forward - looking statements can be identified by the use of forward - looking terminology such as “plans,” “expects” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates” or “does not anticipate,” or “believes,” or variations of such words and phrases or may contain statements that certain actions, events or results “may,” “could,” “would,” “might” or “will be taken,” “will continue,” “will occur” or “will be achieved” . The forward - looking information and forward - looking statements contained herein may include but are not limited to, information concerning the expectations regarding Jushi, or the ability of Jushi to successfully achieve business objectives, and expectations for other economic, business, and/or competitive factors . Many factors could cause actual future events to differ materially from the forward - looking statements in this presentation, including risks related to the ability of Jushi to successfully and/or timely achieve business objectives, including with regulatory bodies, employees, suppliers, customers and competitors ; changes in general economic, business and political conditions, including changes in the financial markets ; changes in applicable laws ; and compliance with extensive government regulation, as well as other risks, uncertainties and other cautionary statements in the Company’s public filings with the applicable securities regulatory authorities on the SEC’s website at www . sec . gov and on SEDAR at www . sedar . com . Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward - looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated, or expected . Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward - looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward - looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements . The forward - looking information and forward - looking statements contained in this presentation are made as of the date of this presentation, and the Company does not undertake to update any forward - looking information and/or forward - looking statements that are contained or referenced herein, except in accordance with applicable securities laws . All subsequent written and oral forward - looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice .

Jim Cacioppo Chief Executive Officer

Agenda

1. Financial Highlights
2. Operational Achievements
3. Financial Performance
4. Outlook
5. Q&A

4

Financial Highlights Operational Achievements Financial Performance Agenda Outlook Q&A 4

US$ Millions, prepared under U.S. GAAP

Revenue

+17.6%
$61.9
$72.8
Q1 2022
Q2 2022

Adjusted EBITDA*

+1.4MM
$(0.9)
$0.5
Q1 2022
Q2 2022

5

Solid Q2 Top - line Revenue Growth and Improved Sequential Profitability US$ Millions, prepared under U.S. GAAP 5 $61.9 $72.8 +17.6% Q2 2022 Q1 2022 Revenue *See Disclaimers for the definition of Adjusted EBITDA and “Reconciliation of Non - GAAP Financial Measures” at the end of this pr esentation $(0.9) $0.5 Adjusted EBITDA* Q2 2022 Q1 2022 +1.4MM

Improved Sell-Through Rate of Jushi Branded Product

Jushi Brand Penetration

THE BANK
SECHE

→ Beyond Hello | NuLeaf | NATURE'S REMEDY

6

Improved Sell - Through Rate of Jushi Branded Product 6 • Significant profitability driver in the coming quarters • Sell - through rate improvement of 770 basis points to 21% vs. 14% in Q1 2022 • Flower and vape products in Pennsylvania reaching 40% of weekly sold units Jushi Brand Penetration

Continued Headway on Cost Savings Measures Retail • Optimized labor model in alignment with market activity and demand • Addition of Labor Analyst to maintain increased oversight, tracking, and reporting at all levels • Vendor and product rationalization has resulted in strategic pricing and promotion opportunities and working to improve margins at the store level Grower - Processor Facilities • New grow rooms in PA & VA to come online in the second half of 2022 • Increased productivity levels across the supply chain with improvements in genetic diversity, quality and yield • Cost efficiencies expected to result in higher margins for Jushi branded products as quality and diversity improves Corporate Staffing • Built out executive and senior management team, including an EVP of Wholesale Operations 7

Broadened Vertically Integrated Footprint in Nevada with Completion of NuLeaf Acquisition • 27,000 sq. ft. cultivation facility in Sparks, NV • 13,000 sq. ft. processing facility in Reno, NV • Four operating dispensaries , three in Las Vegas in Clark County, and one in Incline Village, Lake Tahoe NuLeaf Dispensaries (3) Beyond Hello Nevada (1) NuLeaf Cultivation Facility NuLeaf Processing Facility Grower - Processor Facility NV 8

Scranton, PA Grower-Processor

BEYOND / HELLO

Manassas, VA Grower-Processor

9

Scranton, PA Grower - Processor Phase 1 of Cultivation Expansion Completed: VA & PA Expansion Projects Manassas, VA Grower - Processor 9

Scranton, PA 10

Manassas, VA

Lakeville, MA

Beyond Hello
CANNABIS DISPENSARY
Beyond Hello
CANNABIS DISPENSARY

Alexandria, VA

Manassas, VA Lakeville, MA Alexandria, VA

Established Fifth Vertically Integrated State-Level Operation in Ohio

NV
CA
CO
IL
FL
MA
PA
OH
VA
Processing Facility
Cultivation Facility
Designated Area of Retail License
Owned Land for Possible Cultivation Expansion
Vertically-Integrated Footprint

Opening in Q4:
Beyond Hello™ Cincinnati Tri-State Area

Near-Term Priorities:

12

Established Fifth Vertically Integrated State - Level Operation in Ohio 12 PA Verticall y - Integrated Footprint CA NV CO IL OH PA VA FL M A Processing Facility Cultivation Facility Designated Area of Retail License Owned Land for Possible Cultivation Expansion Opening in Q4: Beyond Hello Ρ Cincinnati Tri - State Area Near - Term Priorities: • Establish retail presence • Drive sell - through of own branded products • Expand wholesale business • Diversify product offering • Explore retail M&A opportunities Awarded provisional medical retail license designated for Clermont County, Ohio

Expanded West Coast Retail Network

Beyond Hello

Beyond Hello
CANNABIS DISPENSARY

Grover Beach, CA

CHILL

Palm Springs, CA

EXPRESS

13

13 Expanded West Coast Retail Network Palm Springs, CA Grover Beach, CA Alexandria, VA Palm Springs, CA 13

Debuted Two New Innovative Product Lines

THE LAB

Live Resin & Live Rosin
Extract Products

TASTEOLOGY

TASTEOLOGY SECHE Nira+ Medicinals THE BANK

14

Debuted Two New Innovative Product Lines Live Resin & Live Rosin Extract Products Now Available in PA Coming Soon to MA, NV, & VA More differentiated products coming to select markets in H2 2022 and 2023 14 Now Available in NV, OH, & VA Coming Soon to MA

Jon Barack

President, Interim Chief Financial Officer

Jon Barack President, Interim Chief Financial Officer 15

Q2 2022 Financial Performance $ 61.9 $72.8 Q1'22 Q2'22 Revenue $47.7 $ 72.8 Q2'21 Q2'22 +52.4% US$ Millions, prepared under U.S. GAAP The year - over - year increase in revenue of 52 . 4 % in Q 1 ’ 22 was primarily attributable to the acquisitions in Massachusetts and Nevada, and new Beyond Hello Œ store openings in Pennsylvania and Virginia . The sequential increase in revenue of 17 . 6 % was primarily driven by the Nevada acquisitions in the first half of the year, an increase in wholesale and retail activity in Massachusetts, and retail sales growth in Illinois and Virginia . +17.6% 16

Q2 2022 Financial Performance

US$ Millions, prepared under U.S. GAAP

Gross Profit

$19.1
30.9%
$26.7
36.7%
Q1'22
Q2'22

Operating Expenses

$37.3
60.3%
$38.7
53.0%
Q1'22
Q2'22

Adj. EBITDA*

$0.5
Q1'22
Q2'22
$(0.9)

17

Q2 2022 Financial Performance $19.1 $26.7 Q1'22 Q2'22 Gross Profit $37.3 $38.7 Q1'22 Q2'22 Operating Expenses $(0.9) $0.5 Q1'22 Q2'22 Adj. EBITDA* 30.9% 36.7% US$ Millions, prepared under U.S. GAAP 53.0% 60.3% 17 *See Disclaimers for the definition of Adjusted EBITDA and “Reconciliation of Non - GAAP Financial Measures” at the end of this pr esentation

Liquidity

(Amounts in millions)

	June 30, 2022
Cash*	$43.2
Total Debt**	$200.0
Net Debt	$156.8
	August 29, 2022
Subordinate Voting Shares Outstanding	195,989,084
Fully Diluted Shares Outstanding	290,921,762

$100mm Acquisition Facility

Capital Expenditures

18

Liquidity *A s of June 30, 2022, includes cash, cash equivalents and short - term investments **As of June 30 , 2022 , excluding leases and property, plant and equipment financing obligations (Amounts in millions) $100mm Acquisition Facility • Available capacity is $35MM • Ability to increase capacity by up to $25MM through an accordion feature Capital Expenditures • $14MM for Q2 2022 • H2 2022 range of $15MM to $25MM Cash* Total Debt** Net Debt Subordinate Voting Shares Outstanding Fully Diluted Shares Outstanding $43.2 $200.0 $156.8 195,989,084 290,921,762 August 29, 2022 June 30, 2022 18

Outlook

Revenue and Adj. EBITDA* Outlook $17MM $10MM $81MM $209MM $320 - $350MM 2019A 2020A 2021A Q4 2022 Annualized Revenue Adj. EBITDA *See Disclaimers for the definition of Adjusted EBITDA at the end of this presentation. **Adjusted EBITDA for 2019 through 2021 was presented on a Non - IFRS basis. Q4 2022 Annualized Adjusted EBITDA is presented on a Non - GAAP basis. 2022 Outlook 20 Low Double Digit Adj. EBITDA Margin

Disclaimers JUSHI HOLDINGS INC. Reconciliation of Non - GAAP Financial Measures EBITDA, Adjusted EBITDA and Adjusted Gross Profit In addition to providing financial measurements based on GAAP, the Company provides additional financial metrics that are not prepared in accordance with GAAP . Management uses non - GAAP financial measures, in addition to GAAP financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes and to evaluate the Company’s financial performance . These non - GAAP financial measures are EBITDA, Adjusted EBITDA and Adjusted Gross Profit (defined below) . Management believes that these non - GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful comparisons and analysis of trends in the business, as they facilitate comparing financial results across accounting periods and to those of peer companies . As there are no standardized methods of calculating these non - GAAP measures, the Company’s methods may differ from those used by others, and accordingly, the use of these measures may not be directly comparable to similar measures used by others, thus limiting their usefulness . Accordingly, these non - GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP .. EBITDA, Adjusted EBITDA and Adjusted Gross Profit are financial measures that are not defined under GAAP . Management defines EBITDA as net income (loss), or “earnings”, before interest, income taxes, depreciation and amortization . Management defines Adjusted EBITDA as EBITDA before : ( i ) non - cash share - based compensation expense and other one - time charges ; (ii) inventory - related adjustments ; (iii) fair value changes in derivatives ; (iv) other income/expense items (v) transaction costs ; and (vi) start - up costs .. These financial measures are metrics that have been adjusted from the GAAP net income (loss) measure in an effort to provide readers with a normalized metric in making comparisons more meaningful across the cannabis industry, as well as to remove non - recurring, irregular and one - time items that may otherwise distort the GAAP net income measure . Other companies in the Corporation’s industry may calculate this measure differently, limiting their usefulness as comparative measures . Management defines Adjusted Gross Profit as gross profit, as reported, adjusted to exclude certain inventory - related adjustments and start - up costs (within cost of goods sold) . 21

Adjusted EBITDA Reconciliation 22 (1) Net income (loss) includes amounts attributable to non - controlling interests. (2) Includes amounts that are included in cost of goods sold and in operating expenses. (3) Includes: ( i ) non - cash share - based compensation expense for the period; and (ii) severance costs. (4) Includes: ( i ) inventory step - up on business combinations; (ii) inventory recall reserves; and (iii) reserves for discontinued products. The inventory step - up on business combinations relate to the fair value write - up on inventory acquired on the business acquisition date and then sold subsequent to the acquisition date. The inventory recall reserves relate to the estimated impact of the Pennsylvania Department of Health recall and ban of vape products containing certain cannabis concentrates. The ban was l ift ed in June 2022. (5) Includes: ( i ) remeasurement of contingent consideration related to acquisitions; (ii) losses (gains) on investments and financial assets; an d (iii) losses (gains) on legal settlements. (6) Expansion and start - up costs incurred in order to prepare a location for its intended use. Start - up costs are expensed as incurr ed and are not indicative of ongoing operations of each new location. (7) Transaction costs include: ( i ) registration statement costs such as professional fees and other costs relating to our SEC registration; and (ii) acquisiti on and deal costs. JUSHI HOLDINGS INC. UNAUDITED RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA (in thousands of U.S. dollars) Three Months Ended June 30, 2022 Three Months Ended March 31, 2022 Three Months Ended June 30, 2021 NET INCOME (LOSS) (1) $ 12,066 $ (19,757) $ 3,437 Income tax expense 7,710 5,051 6,711 Interest expense, net 10,947 10,116 6,868 Depreciation and amortization (2) 4,355 3,248 1,478 EBITDA (Non-GAAP) $ 35,078 $ (1,342) $ 18,494 Non-cash share-based compensation and other one-time charges (3) 4,800 7,159 4,573 Inventory-related adjustments (4) 436 3,742 — Fair value changes in derivatives (42,572) (14,309) (21,098) Other (income) expense items (5) (1,096) 380 558 Start-up costs (6) 991 2,715 1,199 Transaction costs (7) 2,885 780 870 Adjusted EBITDA (Non-GAAP) $ 522 $ (875) $ 4,596

Adjusted Gross Profit Reconciliation 23 (1) Includes: ( i ) inventory step - up on business combinations; (ii) inventory recall reserves; and (iii) reserves for discontinued products. The inventory step - up on business combinations relate to the fair value write - up on inventory acquired on the business acquisition date and then sold subsequent to the acquisition da te. The inventory recall reserves relate to the potential impact of the Pennsylvania Department of Health recall and ban of vape products containing certain cannabis concentrates. The ba n was lifted in June 2022. (2) Expansion and start - up costs incurred in order to prepare a location for its intended use. Start - up costs are expensed as incurr ed and are not indicative of ongoing operations of each new location. JUSHI HOLDINGS INC. UNAUDITED RECONCILIATION OF GROSS PROFIT TO ADJUSTED GROSS PROFIT (in thousands of U.S. dollars) Three Months Ended June 30, 2022 Three Months Ended March 31, 2022 Three Months Ended June 30, 2021 Gross profit $ 26,668 $ 19,112 $ 22,762 Inventory-related adjustments (1) 436 3,742 — Start-up costs (within COGS) (2) 734 1,930 605 Adjusted gross profit $ 27,838 $ 24,784 $ 23,367

Q&A

Disclaimers NO OFFERS This presentation does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities of the Company in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction . The securities of the Company described herein have not been and will not be registered under the United States federal or state securities laws and may not be offered or sold in the United States, or to, or for the account or benefit of,

“U . S . Persons” as such term is defined in Regulation S under the United States Securities Act of 1933 , as amended (the “U . S . Securities Act”), unless an exemption from registration is available . Prospective investors will be required to represent, among other things, that they meet the requirements of an available exemption from the registration requirements of the U . S . Securities Act and are familiar with and understand the terms of the offering and have all requisite authority to make such investment . IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED . THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES OR ANY CANADIAN PROVINCIAL SECURITIES REGULATOR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PRESENTATION . ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE . THIRD PARTY INFORMATION This presentation may include market and industry data which was obtained from various publicly available sources and other sources believed by the Company to be true . Although the Company believes it to be reliable, the Company has not independently verified any of the data from third - party sources referred to in this presentation or analyzed or verified the underlying reports relied upon or referred to by such sources, or ascertained the underlying assumptions relied upon by such sources . The Company does not make any representation as to the accuracy of such information . TARGET AUDIENCE This presentation is only addressed to those persons, which have been explicitly determined by the Company as recipients . The Company did not and will not authorize any third parties to distribute this presentation or make it available to persons not determined by the Company or to the public . Any unauthorized distribution or disclosure will constitute an infringement of the concluded non - disclosure agreement and the Company reserves the right to take further legal action in such cases . No action has been (or will be) taken by the Company that would permit the possession or distribution of this presentation . Persons into whose possession this presentation may come are required to inform themselves of and observe any corresponding restrictions . The Company does not accept any responsibility for any violation by any person of any such restrictions . REGULATORY Potential investors are aware that the cannabis market is highly regulated, and that various permits and authorizations are n ece ssary for the import, distribution, sale or other business activities related to medicinal cannabis. The respective regulations can be subject to change, which might affect the permits required. This presentation does not intend t o a dvertise the products of the Company. Any reference to the products serves only the information of potential investors and shall not incite the purchase of the products. TAXATION Prospective investors should be aware that the purchase of securities of the Company or any entity related thereto may have t ax consequences both in Canada and the United States. Each prospective investor is strongly encouraged to consult its own tax advisor concerning any purchase of securities of the Company or any entity related thereto and the holdin g a nd disposition of any such securities. This presentation does not address the tax consequences of the purchase, ownership or disposition of any such securities. COPYRIGHT All brands and trademarks mentioned in this presentation and possibly protected by third parties are subject without restrict ion to the provisions of the applicable trademark law and the ownership rights of the respective registered owners. The mere fact that a trademark is mentioned should not lead to the conclusion that it is not protected by the rights of third parties. The copyright for published objects created by the Company remains solely with the Company. Any duplication or use of objects such as diagrams, sounds or texts in other electronic or printed publications is not permit ted without the Company's agreement. CURRENCY All references to $ or “dollar” in this presentation are references to USD, unless otherwise indicated. 25

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 8-K

_________________

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  September 9, 2022

_______________________________

JUSHI HOLDINGS INC.

(Exact name of registrant as specified in its charter)

_______________________________

British Columbia	000-56468	98-1547061
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

301 Yamato Road, Suite 3250

Boca Raton, Florida 33431

(Address of Principal Executive Offices) (Zip Code)

(516) 617-9100

(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

_______________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition.

As previously reported by Jushi Holdings Inc. (the “Company”) on its Current Report on Form 8-K filed with the Securities and Exchange Commission on August 29, 2022, the Company reported errors in its previously issued unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2022 which resulted in the understatement of certain non-current assets and associated accruals in the Company’s previously issued unaudited condensed balance sheet as of March 31, 2022, and the understatement of net cash flows used in operating activities, the overstatement of net cash flows used in investing activities, and the understatement of net cash flows provided by financing activities in its unaudited condensed consolidated statement of cash flows for the three months ended March 31, 2022.

The Company filed restated condensed consolidated financial statements for the three months ended March 31, 2022 with the applicable Canadian securities regulatory authorities on September 9, 2022 in accordance with applicable Canadian securities laws, which may be accessed at www.sedar.com. These restated unaudited condensed consolidated financial statements are attached hereto as Exhibit 99.1 and are incorporated herein by reference.

On September 9, 2022, the Company issued a press release announcing the filing of the restated first quarter 2022 unaudited condensed consolidated financial statements with the Canadian securities regulator, a copy which is furnished with this Form 8-K and attached hereto as Exhibit 99.2.

The information contained in this Item 2.02, including Exhibits 99.1 and 99.2, is furnished only, is not "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, regardless of any general incorporation language in such a filing, except as expressly set forth by specific reference in that filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Title

99.1	Restated condensed consolidated financial statements as of and for the three months ended March 31, 2022
99.2	Management’s Discussion and Analysis as of and for the three months ended March 31, 2022
99.3	Press Release of Jushi Holdings Inc. dated September 9, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JUSHI HOLDINGS INC.

Date: September 9, 2022	By:	/s/ Jon Barack
Jon Barack
President and Interim Chief Financial Officer

Exhibit 99.1

NOTE TO READER

These condensed interim consolidated financial statements of Jushi Holdings Inc. (the “Company”) for the three months ended March 31, 2022 have been prepared under generally accepted accounting principles in the United States (the “Financial Statements”) and have been re-filed on SEDAR to replace the financial statements previously filed by the Company on June 24, 2022. Readers should note that in the Financial Statements, the Company restated the (i) Right-of use assets - finance leases and Accrued expenses and other current liabilities in the Interim Condensed Consolidated Balance Sheet and (ii) cash flows from operating, investing and financing activities in the Unaudited Interim Condensed Consolidated Statements of Cash Flows. For further details on the restatement, refer to Note 23 - Correction of Errors in Previously Issued Financial Statements.

JUSHI HOLDINGS INC.
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2022
Table of Contents

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS	1
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)	2
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	3
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	4
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	6

JUSHI HOLDINGS INC.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars, except share amounts)

	March 31, 2022 (unaudited)	December 31, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$75,717	$94,962
Accounts receivable, net	1,460	3,200
Inventories	39,282	43,319
Prepaid expenses and other current assets	6,174	12,875
Total current assets	$122,633	$154,356
NON-CURRENT ASSETS:
Property, plant and equipment, net	$152,943	$137,280
Right-of use assets - finance leases (2022, as restated, see Note 23)	100,087	94,008
Other intangible assets, net	189,931	182,466
Goodwill	61,392	52,920
Other non-current assets	29,133	27,586
Non-current restricted cash	525	525
Total non-current assets	$534,011	$494,785
Total assets (2022, as restated, see Note 23)	$656,644	$649,141

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$21,611	$10,539
Accrued expenses and other current liabilities (2022, as restated, see Note 23)	38,773	47,972
Income tax liabilities - current	9,170	6,614
Debt, net - current portion (including related party principal amounts of $3,669 as of March 31, 2022)	65,588	6,181
Finance lease obligations - current	13,197	12,620
Total current liabilities (2022, as restated, see Note 23)	$148,339	$83,926
NON-CURRENT LIABILITIES:
Non-current debt, net (including related party principal amounts of $4,578 as of December 31, 2021)	$77,384	$122,971
Finance lease obligations - non-current	88,539	88,297
Operating lease liabilities - non-current	14,933	15,163
Derivative liabilities	68,975	92,435
Income tax liabilities - non-current	58,372	57,143
Contingent consideration liabilities - non-current	6,945	8,223
Total non-current liabilities	$315,148	$384,232
Total liabilities (2022, as restated, see Note 23)	$463,487	$468,158
COMMITMENTS AND CONTINGENCIES (Note 20)
EQUITY:
Common stock (no par value; authorized shares - unlimited; issued shares - 189,728,625 and 182,707,359 Subordinate Voting Shares (including 2,757,290 and 2,859,151 unvested stock awards) as of March 31, 2022 and December 31, 2021, respectively	$—	$—
Paid-in capital	456,719	424,788
Accumulated deficit	(262,175)	(242,418)
Total Jushi shareholders' equity	$194,544	$182,370
Non-controlling interests	(1,387)	(1,387)
Total equity	$193,157	$180,983
Total liabilities and equity (2022, as restated, see Note 23)	$656,644	$649,141
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JUSHI HOLDINGS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended March 31,
	2022	2021
REVENUE, NET	$61,888	$41,675
COST OF GOODS SOLD	(42,776)	(22,934)
GROSS PROFIT	$19,112	$18,741

OPERATING EXPENSES	$37,308	$21,911

LOSS FROM OPERATIONS	$(18,196)	$(3,170)

OTHER (EXPENSE) INCOME:
Interest expense, net	$(10,116)	$(6,835)
Fair value gains (losses) on derivatives	14,309	(9,358)
Other, net	(703)	(3,376)
Total net other income (expense)	$3,490	$(19,569)

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	$(14,706)	$(22,739)
Provision for income taxes	(5,051)	(8,312)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$(19,757)	$(31,051)
Net loss attributable to non-controlling interests	—	(175)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO JUSHI SHAREHOLDERS	$(19,757)	$(30,876)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) PER SHARE ATTRIBUTABLE TO JUSHI SHAREHOLDERS - BASIC	$(0.11)	$(0.20)
Weighted average shares outstanding - basic	183,226,027	157,176,375
NET (LOSS) AND COMPREHENSIVE (LOSS) PER SHARE ATTRIBUTABLE TO JUSHI SHAREHOLDERS - DILUTED	$(0.16)	$(0.20)
Weighted average shares outstanding - diluted	207,838,906	157,176,375
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JUSHI HOLDINGS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of U.S. dollars, except share amounts)

	Number of Shares
	Super Voting Shares	Multiple Voting Shares	Subordinate Voting Shares	Paid-In Capital	Accumulated Deficit	Total Jushi Shareholders' Equity	Non-Controlling Interests	Total Equity

Balances - January 1, 2022	—	—	182,707,359	$424,788	$(242,418)	$182,370	$(1,387)	$180,983
Private placement offerings	—	—	3,717,392	13,680	—	13,680	—	13,680
Shares issued for Apothecarium acquisition	—	—	527,704	1,594	—	1,594	—	1,594
Restricted stock grants and vesting, net of forfeitures (including related parties)	—	—	5,952	832	—	832	—	832
Warrant expense, net of cancellations (including related parties)	—	—	—	287	—	287	—	287
Stock option expense, net of forfeitures (including related parties)	—	—	—	5,845	—	5,845	—	5,845
Shares issued upon exercise of warrants	—	—	2,676,303	9,693	—	9,693	—	9,693
Shares issued upon exercise of stock options	—	—	93,915	—	—	—	—	—
Net loss	—	—	—	—	(19,757)	(19,757)	—	(19,757)
Balances - March 31, 2022	—	—	189,728,625	$456,719	$(262,175)	$194,544	$(1,387)	$193,157

	Number of Shares
	Super Voting Shares	Multiple Voting Shares	Subordinate Voting Shares	Paid-In Capital	Accumulated Deficit	Total Jushi Shareholders' Equity	Non-Controlling Interests	Total Equity

Balances - January 1, 2021	149,000	4,000,000	132,396,064	$262,145	$(262,669)	$(524)	$2,947	$2,423
Public offerings	—	—	13,685,000	85,660	—	85,660	—	85,660
Purchase of non-controlling interests	—	—	500,000	1,562	—	1,562	(1,562)	—
Acquisition of Grover Beach	—	—	49,348	368	—	368	—	368
Restricted stock grants and vesting, net of forfeitures	—	—	—	2,538	—	2,538	—	2,538
Warrant expense, net of cancellations	—	—	—	547	—	547	—	547
Stock option expense, net of forfeitures	—	—	—	928	—	928	—	928
Shares issued upon exercise of warrants	—	—	3,898,180	13,135	—	13,135	—	13,135
Shares issued upon exercise of stock options	—	—	15,000	30	—	30	—	30
Net loss	—	—	—	—	(30,876)	(30,876)	(175)	(31,051)
Balances - March 31, 2021	149,000	4,000,000	150,543,592	$366,913	$(293,545)	$73,368	$1,210	$74,578
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JUSHI HOLDINGS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(19,757)	$(31,051)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization, including amounts in cost of goods sold	3,248	1,579
Share-based compensation	6,964	4,013
Fair value changes in derivatives	(14,309)	9,358
Non-cash interest expense	4,551	3,905
Deferred income taxes	(1,125)	(280)
Loss on debt modification/extinguishment/redemption	—	3,815
(Gains) losses on investments and financial assets	—	(1,149)
Non-cash other (income) expense, net	438	(110)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	1,770	(16)
Prepaid expenses and other current assets (2022, as restated, see Note 23)	(316)	512
Inventory	5,917	(5,680)
Accounts payable, accrued expenses and other current liabilities (2022, as restated, see Note 23)	(2,379)	12,095
Other assets	1,173	(112)
Net cash flows used in operating activities (2022, as restated, see Note 23)	$(13,825)	$(3,121)
CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for acquisitions, net of cash acquired	$(6,592)	$(3,592)
Payments for property, plant and equipment (2022, as restated, see Note 23)	(17,039)	(8,566)
Proceeds from investments and financial asset	—	3,252
Net cash flows used in investing activities (2022, as restated, see Note 23)	$(23,631)	$(8,906)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares for cash, net	$13,680	$85,660
Proceeds from exercise of warrants and options	541	9,886
Redemptions of senior notes (including related party redemptions of $8 and $3,072 for three months ended March 31, 2022 and 2021, respectively)	(258)	(8,134)
Receipts (payments) on finance leases, net of tenant allowance of $9,597 and $954 for the three months ended March 31, 2022 and 2021, respectively (2022, as restated, see Note 23)	1,121	(251)
Proceeds from other debt	3,265	1,134
Repayments of other debt	(130)	—
Net cash flows provided by financing activities (2022, as restated, see Note 23)	$18,219	$88,295
Effect of currency translation on cash and cash equivalents	(9)	(40)
NET CHANGE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	$(19,246)	$76,228
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF PERIOD	95,487	85,857
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	$76,241	$162,085

JUSHI HOLDINGS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2022	2021
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest (excluding capitalized interest)	$5,580	$3,027
Cash paid for income taxes	$3,867	$686
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capital expenditures (2022, as restated, see Note 23)	$24,939	$3,531
Right of use assets from finance lease liabilities (excluding from acquisitions)	$—	$928
Fair value of note obligations and warrant liabilities from acquisitions and acquisitions of non-controlling interests	$6,922	$—
Fair value of shares issued for acquisitions and acquisitions of non-controlling interests	$1,594	$1,930
Assets acquired and liabilities assumed in acquisitions:
Cash and cash equivalents	$25	$—
Other current assets	$731	$—
Property, plant and equipment, including right-of-use assets	$3,051	$2,319
Other non current assets	$301	$19
Other intangible assets	$8,200	$3,654
Goodwill	$8,472	$—
Accounts payable and accrued liabilities	$(502)	$—
Lease obligations	$(2,544)	$(2,032)
Deferred tax liabilities	$(2,601)	$—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JUSHI HOLDINGS INC. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Amounts Expressed in Thousands of United States Dollars, Unless Otherwise Stated)

1. NATURE OF OPERATIONS
Jushi Holdings Inc. (the “Company” or “Jushi”) is incorporated under the British Columbia’s Business Corporations Act (“BCBCA”). The Company is a vertically integrated, multi-state cannabis operator engaged in retail, distribution, cultivation, and processing operations in both medical and adult-use markets. As of March 31, 2022, Jushi, through its subsidiaries, owns or manages cannabis operations and/or holds licenses in the adult-use and/or medicinal cannabis marketplace in Illinois, Pennsylvania, Virginia, Massachusetts, Nevada, California and Ohio.
The Company is listed on the Canadian Securities Exchange (the “CSE”) and trades its subordinated voting shares (“SVS”) under the ticker symbol “JUSH", and trades on the U.S. Over the Counter Stock Market (“OTCQX”) under the symbol JUSHF.
The Company’s head office is located at 301 Yamato Road, Suite 3250, Boca Raton, Florida 33431, U.S.A., and its registered address is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8, Canada.
The Company’s Form S-1 Registration Statement (“S-1”) filed with the U.S. Securities and Exchange Commission (“SEC”) was declared effective on August 12, 2022.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Consolidation
The accompanying unaudited interim condensed consolidated financial statements present the consolidated financial position and operations of Jushi Holdings Inc. and its subsidiaries and entities over which the Company has control, in accordance with generally accepted accounting principles in the U.S. (“GAAP”) for interim financial information and in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes. Actual results could differ materially from those estimates.
In the opinion of management, the unaudited condensed interim consolidated financial statements include all adjustments, of a normal recurring nature, that are necessary to present fairly the financial position, results of operations and cash flows of the Company for the periods, and at the dates, presented. The results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.
These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2021, included in the S-1. Consolidated balance sheet information as of December 31, 2021 presented herein are derived from the Company’s audited consolidated financial statements for the year ended December 31, 2021.
These unaudited interim condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern. GAAP requires an entity to look forward 12 months from the date of the financial statements (the “look-forward” period) when assessing whether the going concern assumption can be used. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists.
As reflected in these unaudited interim condensed consolidated financial statements, the Company has incurred losses from operations for the three months ended March 31, 2022, has an accumulated deficit of $262,175 as of March 31, 2022 and cash and cash equivalents of $75,717 as of March 31, 2022. As discussed in Note 9 - Debt, the Company’s 10% senior notes (the “Senior Notes”), which as of March 31, 2022 had an aggregate principal amount outstanding of $74,935,

JUSHI HOLDINGS INC. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Amounts Expressed in Thousands of United States Dollars, Unless Otherwise Stated)
mature on January 15, 2023, and the Acquisition Facility (refer to Note 9 - Debt) required the Company to maintain certain covenants which the Company may not have been in compliance with if the court accepted Jushi Europe’s petition for bankruptcy. The Company was also projected to violate certain financial covenants further within the next twelve months. The Company has been working with various lenders to refinance the Senior Notes at terms most favorable to the Company. Given the changing conditions in the debt capital markets, refinancing term sheets are still being negotiated. These conditions raise substantial doubt regarding the Company’s ability to continue as a going concern.
In April 2022, the Company entered into an amendment with the lender of the Acquisition Facility, which included a waiver related to Jushi Europe’s bankruptcy and a change to the terms of the Total Leverage ratio, as defined in the Acquisition Facility agreement, and deferred the commencement date of leverage testing under the Acquisition Facility. The Company is pursuing strategies to obtain the required additional funding primarily to fund the Senior Notes and future operations. These strategies may include, but are not limited to: (i) ongoing efforts with certain lenders to refinance the Senior Notes; (ii) deferral of certain expenditures, including capital projects and reallocate funds for debt repayment, if the need arose; (iii) alternative sources of debt and equity financing, including secured borrowings and through a base shelf prospectus, which allows the Company to offer up to C$500,000 in securities in Canada through the end of 2023. However, there can be no assurance that the Company will be able to refinance the Senior Notes, generate positive results from operations, or obtain additional liquidity when needed or under acceptable terms, if at all.
Segments
The Company operates a vertically integrated cannabis business in one reportable segment: the cultivation, manufacturing, distribution and sale of cannabis in the U.S. All revenues for the three months ended March 31, 2022 and 2021 were generated within the U.S., and substantially all long-lived assets are located within the U.S.
COVID-19
During the three-months ended March 31, 2022, the Company’s financial condition and results of operations was not materially impacted by COVID-19. The extent to which the COVID-19 pandemic impacts the Company’s future results will depend on future developments, which are highly uncertain and cannot be predicted with certainty, including possible future outbreaks of new strains of the virus and governmental and consumer responses to such future developments.
Emerging Growth Company
As an emerging growth company (“EGC”), the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act until such time the Company is no longer considered to be an EGC. The adoption dates discussed below reflect this election.
Recent Accounting Pronouncements
In June 2020, the FASB issued ASU 2020-06 Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. This ASU also removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and simplifies the diluted earnings per share calculation in certain areas. The amendments in this ASU are effective for annual and interim periods beginning after December 15, 2023, although early adoption is permitted. The Company is in the process of evaluating the impact of this new guidance on its consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04, “Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—

JUSHI HOLDINGS INC. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Amounts Expressed in Thousands of United States Dollars, Unless Otherwise Stated)
Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options”— The FASB issued guidance to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this ASU are effective for annual and interim periods beginning after December 15, 2021. The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The FASB issued guidance which require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. To achieve this, an acquirer may assess how the acquiree applied Topic 606 to determine what to record for the acquired revenue contracts. Generally, this should result in an acquirer recognizing and measuring the acquired contract assets and contract liabilities consistent with how they were recognized and measured in the acquiree’s financial statements (if the acquiree prepared financial statements in accordance with generally accepted accounting principles). The amendments in this ASU are effective for annual and interim periods beginning after December 15, 2023, although early adoption is permitted. The Company is in the process of evaluating the impact of this new guidance on its consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The FASB issued guidance clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments in this ASU are effective for annual and interim periods beginning after December 15, 2023, although early adoption is permitted. The Company is in the process of evaluating the impact of this new guidance on its consolidated financial statements.

3. REVENUE
The Company has three revenue streams: (i) cannabis retail (ii) cannabis wholesale; and (iii) other. The retail revenues are comprised of cannabis operations for medical and adult-use dispensaries. The Company’s wholesale revenues are comprised of cannabis cultivation, processing, production and distribution of cannabis for medical and adult-use. The Company’s other operations primarily include the Company’s hemp/cannabidiol (“CBD”) retail operations. Any intercompany revenue and any costs between entities are eliminated to arrive at consolidated totals. The following table summarizes revenue disaggregated by revenue stream:

	Three Months Ended March 31,
	2022			2021
	Gross Revenue	Intercompany Revenue	Revenue to External Customers	Gross Revenue	Intercompany Revenue	Revenue to External Customers
Retail cannabis	$57,955	$—	$57,955	$39,277	$—	$39,277
Wholesale cannabis	9,443	(5,595)	3,848	4,192	(1,883)	2,309
Other	85	—	85	89	—	89
Eliminations	(5,595)	5,595	—	(1,883)	1,883	—
Consolidated revenue	$61,888	$—	$61,888	$41,675	$—	$41,675

JUSHI HOLDINGS INC. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Amounts Expressed in Thousands of United States Dollars, Unless Otherwise Stated)

4. INVENTORIES
The components of inventories, net, are as follows:

	March 31, 2022 (unaudited)	December 31, 2021
Cannabis plants	$3,101	$6,347
Harvested cannabis and packaging	$9,180	$5,180
Total raw materials	$12,281	$11,527
Work in process	6,136	8,756
Finished goods	20,865	23,036
Total inventories, net	$39,282	$43,319

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS
The components of prepaid expenses and other current assets are as follows:

	March 31, 2022 (unaudited)	December 31, 2021
Prepaid expenses and deposits	$3,844	$3,837
Landlord receivables for tenant allowance	394	7,357
Employee receivable	46	248
Other current assets	1,890	1,433
Total prepaid expenses and other current assets	$6,174	$12,875

6. PROPERTY, PLANT AND EQUIPMENT
The components of property, plant and equipment (PP&E) are as follows:

	March 31, 2022 (unaudited)	December 31, 2021
Buildings and building components	$51,020	$49,697
Land	12,380	12,380
Leasehold improvements	23,323	24,042
Machinery and equipment	12,743	12,656
Computer equipment	2,281	2,221
Furniture and fixtures	8,518	8,000
Construction-in-process	52,521	35,625
Total property, plant and equipment - gross	$162,786	$144,621
Less: Accumulated depreciation	(9,843)	(7,341)
Total property, plant and equipment - net	$152,943	$137,280
Construction-in-process (“CIP”) represents assets under construction for manufacturing and retail build-outs not yet ready for use.
For the three months ended March 31, 2022 and 2021, total depreciation, including depreciation from assets held under finance leases (which are reflected separately in the consolidated balance sheets), was $3,693 and $1,169, respectively, of

JUSHI HOLDINGS INC. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Amounts Expressed in Thousands of United States Dollars, Unless Otherwise Stated)
which $2,168 and $604, respectively, was absorbed into inventory production. Interest expense capitalized to PP&E totaled $744 and $85 for the three months ended March 31, 2022 and 2021, respectively.

7. ACQUISITIONS
2022 Business Combination
In March 2022, the Company closed on the acquisition of 100% of the equity interest of an entity operating an adult-use and medical retail dispensary under the name, The Apothecarium in Las Vegas, Nevada (“Apothecarium”). The Apothecarium acquisition, together with the prior acquisition of Franklin Bioscience NV, LLC, a holder of medical and adult-use cannabis cultivation, processing, and distribution licenses, enables the Company to become vertically integrated in Nevada, as well as provide significant branding exposure for Jushi’s high-quality product lines.
The following table summarizes the preliminary purchase price allocation for Apothecarium as of the acquisition date:

Cash and cash equivalents	$25
Prepaids and other assets	32
Inventory	699
Property, plant and equipment	498
Right-of-use assets	2,553
Intangible asset - licenses (1)	8,200
Deposits	301
Total assets	$12,308

Accounts payable and accrued liabilities	$(502)
Lease liabilities	(2,544)
Deferred tax liabilities	(2,601)
Total liabilities	$(5,647)

Net assets acquired	$6,661
Goodwill	8,472
Total	$15,133

Consideration paid in cash, as adjusted for working capital adjustments	$6,617
Consideration paid in promissory notes (fair value) (2)	6,922
Consideration paid in shares (3)	1,594
Fair value of consideration	$15,133
(1)The licenses acquired have indefinite useful lives.
(2)The Company issued a $9,853 promissory note. Refer to “Acquisition-Related Promissory Notes” in Note 9 - Debt for details on the seller notes.
(3)The Company issued 527,704 SVS with a grant date fair value of $3.02 each.
In addition, the Company may pay up to $2,000 in potential earn-out consideration based on the achievement of certain financial metrics. As of the date of acquisition, the Company has not recognized a contingent consideration liability for this acquisition as the probability is unlikely. The estimated range of such potential additional consideration is between $0 and $2,000.
The estimated fair value of the licenses was determined using the multi-period excess earnings method under the income approach based on projections extended to 2036 assuming a 5.3% revenue growth rate in 2023 and a 3% long-term

JUSHI HOLDINGS INC. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Amounts Expressed in Thousands of United States Dollars, Unless Otherwise Stated)
revenue growth rate thereafter. The goodwill recognized from the acquisition is attributable to synergies expected from integrating Apothecarium into the Company’s existing business. The goodwill acquired is not deductible for tax purposes.
Preliminary Purchase Price Allocations for Business Combinations
The consideration has been allocated to the estimated fair values of the assets acquired and liabilities assumed at the dates of the acquisitions and remain preliminary as of March 31, 2022. These estimated fair values involve significant judgement and estimates. The primary area of judgement involves the valuation of the retail licenses acquired, which requires management to estimate value based on future cash flows from these assets. The primary areas of the preliminary purchase price allocations that are not yet finalized relate to: licenses acquired, inventories, leases, contingent consideration, promissory notes, deferred tax liabilities, and residual goodwill. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period.
Business Combinations - Acquisition and Deal Costs
For the three months ended March 31, 2022, acquisition and deal costs relating to Apothecarium totaled $34 and are included within operating expenses in the consolidated statements of operations and comprehensive loss. The remaining acquisition and deal costs included in operating expenses were incurred either for acquisitions not completed or not expected to be completed.
2021 Business Combinations and Asset Acquisitions
The Company had the following acquisitions during the year ended December 31, 2021: (i) Nature’s Remedy; (ii) OSD; (iii) OhiGrow; and (iv) Grover Beach (all defined below).
The following table summarizes the purchase price allocations as of their respective acquisition dates:

	Business Combinations		Asset Acquisitions
	Nature’s Remedy	OSD	OhiGrow	Grover Beach	Total
Assets Acquired:
Cash and cash equivalents	$3,195	$259	$—	$—	$3,454
Prepaids	325	53	—	—	378
Accounts receivable, net	263	—	—	—	263
Inventory	15,882	184	—	—	16,066
Indemnification assets (1)	1,322	1,411	—	—	2,733
Property, plant and equipment	19,470	—	3,165	269	22,904
Right-of-use assets - finance leases	27,305	—	—	2,050	29,355
Right-of-use assets - operating leases	1,337	1,859	—	—	3,196
Intangible assets - license (2)	46,000	2,160	1,817	3,654	53,631
Intangible assets - tradenames (2)	4,400	—	—	—	4,400
Intangible assets - customer database (2)	2,100	—	—	—	2,100
Deposits	20	6	—	19	45
Total assets acquired	$121,619	$5,932	$4,982	$5,992	$138,525

JUSHI HOLDINGS INC. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Amounts Expressed in Thousands of United States Dollars, Unless Otherwise Stated)

	Business Combinations		Asset Acquisitions
	Nature’s Remedy	OSD	OhiGrow	Grover Beach	Total
Liabilities Assumed:
Accounts payable and accrued liabilities	$7,004	$1,601	$—	$—	$8,605
Finance lease obligations	27,052	—	—	2,032	$29,084
Operating lease obligations	1,267	1,859	—	—	$3,126
Deferred tax liabilities	19,876	648	—	—	$20,524
Total liabilities	$55,199	$4,108	$—	$2,032	$61,339

Net assets acquired	$66,420	$1,824	$4,982	$3,960	$77,186
Goodwill	33,178	2,432	—	—	35,610
Total	$99,598	$4,256	$4,982	$3,960	$112,796

Consideration:
Consideration paid in cash, as adjusted for working capital adjustments	$40,360	$1,827	$4,949	$3,592	$50,728
Consideration paid in promissory notes (fair value)	15,345	2,429	—	—	$17,774
Consideration paid in shares	35,670	—	—	368	$36,038
Contingent consideration	8,223	—	—	—	$8,223
Capitalized costs	—	—	33	—	$33
Fair value of consideration	$99,598	$4,256	$4,982	$3,960	$112,796
(1)     As part of the OSD and Nature’s Remedy acquisition agreements, the sellers contractually agreed to indemnify the Company for certain amounts that may become payable, including for taxes that relate to periods prior to the date of acquisition. Accordingly, the Company recorded indemnification assets and corresponding estimated accrued tax liabilities, at fair value, for a total of $2,733 as of the dates of the acquisitions. The range of total estimated potential indemnification assets is from $0 to $6,322; however, there is no limit on the Nature’s Remedy indemnification asset. Additional subsequent changes in the amounts recognized for the indemnification assets may occur in relation to the provision for the corresponding tax liabilities, according to changes in the range of outcomes or the assumptions used to develop the estimates of the liabilities at the time of the acquisition.
(2)     The licenses acquired have indefinite useful lives. The customer relationships have a useful life of 15 years and the tradenames have a useful life of 5 years.
2021 Business Combinations
Nature’s Remedy
On September 10, 2021, the Company acquired 100% of the equity of Nature’s Remedy of Massachusetts, Inc. and certain of its affiliates (collectively, “Nature’s Remedy”), for upfront consideration comprised of cash, net of working capital adjustments, 8,700,000 subordinate voting shares (with a grant date fair value of $4.10 each), an $11,500 unsecured three-year note and a $5,000 unsecured five-year note.
Nature’s Remedy is a vertically integrated single state operator in Massachusetts and currently operates two retail dispensaries, in Millbury, MA and Tyngsborough, MA, and a 50,000 sq. ft. cultivation and production facility in Lakeville, MA. The goodwill is not tax deductible.
The Company also agreed to issue a $5,000 increase to the principal balance of the three-year note and up to an additional $5,000 in Company SVS upon the occurrence or non-occurrence of certain events after the closing date. The payment of the contingent consideration depends on whether or not a competitor opens a competing dispensary within a certain radius of the Company’s dispensary in the Town of Tyngsborough, MA during the first 12 months following the acquisition (The “First Milestone Period”) or during the 18 months following the end of the First Milestone Period. As of the date of

JUSHI HOLDINGS INC. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Amounts Expressed in Thousands of United States Dollars, Unless Otherwise Stated)
acquisition, the Company recognized a contingent consideration liability of $8,223, a Level 3 measurement amount, which was based on the weighted-average probability of the potential outcomes. The estimated range of such additional consideration is between $0 and $10,800 (which also includes the interest on the additional principal for the three-year note). Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred for the business combination. Contingent consideration that is classified as a liability is remeasured at subsequent reporting dates with the corresponding gain or loss being recognized in Other, net in the consolidated statements of operations and comprehensive income (loss).
During the three months ended March 31, 2022, the Company remeasured the contingent consideration and recognized a loss of $405 primarily related to accretion. The remeasurement increased the total contingent consideration liability from $8,223 on December 31, 2021, to $8,628 on March 31, 2022. The Company utilized the cash flows associated with the weighted-average probability of the potential outcomes to determine the potential cash outflows that are short-term vs. long-term. As a result, the Company classified $1,683 as a short-term contingent liability and $6,945 as a long-term contingent liability as of March 31, 2022.
OSD
On April 30, 2021, the Company acquired 100% of the equity of Organic Solutions of the Desert, LLC (“OSD”), an operating dispensary located in Palm Springs, California, for consideration comprised of cash, as adjusted for working capital adjustments, and $3,100 principal amount of promissory notes. Refer to “Promissory Notes Payable” in Note 9 - Debt for details on the seller notes. The goodwill is not tax deductible.
Preliminary Purchase Price Allocations for Business Combinations
The consideration for Nature’s Remedy has been allocated to the estimated fair values of the assets acquired and liabilities assumed at the dates of the acquisitions and remain preliminary as of March 31, 2022. These estimated fair values involve significant judgement and estimates. The primary areas of judgement involved are the valuation of the intangible assets acquired, which requires management to estimate value based on future cash flows from these assets. The primary areas of the preliminary purchase price allocations that are not yet finalized relate to: intangible assets acquired, property, plant and equipment, indemnification assets, contingent consideration, deferred tax liabilities, and residual goodwill. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired as of the respective acquisition dates during the measurement period.
2021 Asset Acquisitions
The Company determined that the OhiGrow and Grover Beach acquisitions described below did not qualify as business combinations because, for OhiGrow, the assets acquired did not constitute a business, and for Grover Beach, under the concentration test, substantially all of the fair value of the acquisition is concentrated in a single identifiable asset – the license.
OhiGrow
In July 2021, the Company acquired OhiGrow, LLC, a licensed cultivator in Ohio, and Ohio Green Grow LLC (collectively, “OhiGrow”), inclusive of an approximately 10,000 sq. ft. facility and 1.35 acres of land for $4,949 in cash.
Grover Beach
On March 4, 2021, the Company closed on the acquisition of approximately 78% of the equity of a retail license holder located in Grover Beach, California (“Grover Beach”) for $3,592 in cash, as adjusted for working capital adjustments, and 49,348 SVS at a fair value of $7.46 per share, with the rights to acquire the remaining equity for $1 in the future.

JUSHI HOLDINGS INC. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Amounts Expressed in Thousands of United States Dollars, Unless Otherwise Stated)
Business Combinations Acquisition Results and Unaudited Supplemental Pro Forma Financial Information
The following table summarizes consolidated proforma revenue and consolidated proforma net income (loss) as if the business combinations had occurred at the beginning of the year prior to their actual acquisition for the periods presented:

	Three months ended March 31,
	2022	2021
Revenue	$64,903	$55,962
Net income (loss)	$(19,560)	$(31,463)
These unaudited pro forma financial results do not purport to be indicative of the actual results that would have been achieved by the combined companies for the years indicated, or of the results that may be achieved by the combined companies in the future. These amounts have been calculated using actual results and adding pre-acquisition results, after adjusting for: acquisition costs, additional depreciation and amortization from acquired property, plant and equipment and intangible assets, as well as adjustments for incremental interest expense relating to consideration paid, and changes to conform to the Company’s accounting policies.
For the three months ended March 31, 2022, Apothecarium contributed revenues of $556 and net income of $55 to the Company’s consolidated results.

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
The components of accrued expenses and other current liabilities are as follows:

	March 31, 2022 (unaudited)	December 31, 2021
Accrued capital expenditures (2022, as restated, see Note 23)	$13,566	$17,599
Goods received not invoiced	6,501	8,007
Accrued employee related expenses and liabilities	5,838	6,062
Accrued professional and management fees	2,007	5,139
Accrued sales and excise taxes	1,189	2,535
Accrued interest	1,470	1,181
Deferred revenue (loyalty program)	1,693	1,427
Operating lease obligations - current portion	2,705	2,745
Contingent consideration liabilities - current portion(1)	1,683	—
Other accrued expenses and current liabilities	2,121	3,277
Total (2022, as restated, see Note 23)	$38,773	$47,972
(1)Refer to Note 7 - Acquisitions.

JUSHI HOLDINGS INC. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Amounts Expressed in Thousands of United States Dollars, Unless Otherwise Stated)

9. DEBT
The components of the Company’s debt are as follows:

	Effective Interest Rate	Maturity Date	March 31, 2022	December 31, 2021
Principal amounts:
Senior Notes	34%	January 2023	$74,935	$75,193
Acquisition Facility	14%	October 2026	40,000	40,000
Acquisition-related promissory notes payable	9% - 25%	November 2022 - April,2027	35,614	25,767
Other debt (1)	6% - 12%	March 2022 - July 2050	14,965	11,728
Total debt - principal amounts			$165,514	$152,688
Less: debt issuance costs and original issue discounts			(22,542)	(23,536)
Total debt - carrying amounts			$142,972	$129,152
Debt - current portion			$65,588	$6,181
Debt - non-current portion			$77,384	$122,971
(1) Includes Jushi Europe debt. Refer to Note 15 - Non-Controlling Interests.
As of March 31, 2022, aggregate future contractual maturities of the Company’s debt are as follows:

	Remainder of the year	2023	2024	2025	2026	Thereafter	Total
Senior Notes	$—	$74,935	$—	$—	$—	$—	$74,935
Acquisition Facility	—	—	4,000	4,000	32,000	—	40,000
Acquisition-related promissory notes payable (1)	2,412	3,941	17,385	1,970	6,806	3,100	35,614
Other debt	3,718	149	139	109	4,579	6,271	14,965
Total	$6,130	$79,025	$21,524	$6,079	$43,385	$9,371	$165,514
(1) The Promissory Note that matures in 2022 is a mandatorily convertible note that will be settled in 910,000 shares.
Interest expense, net is comprised of the following:

	Three Months Ended March 31,
	2022	2021
Interest and accretion - Senior Notes	$5,398	$5,204
Interest - Finance lease liabilities	2,901	1,389
Interest and accretion - Promissory notes	737	311
Interest and accretion - Acquisition Facility	1,360	—
Interest and accretion - Other debt	479	113
Capitalized interest	(744)	(85)
Total interest expense	$10,131	$6,932
Interest income	$(15)	$(97)
Total interest expense, net	$10,116	$6,835

JUSHI HOLDINGS INC. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Amounts Expressed in Thousands of United States Dollars, Unless Otherwise Stated)
Other Debt - PAMS Sale-leaseback Transactions
During 2021, the Company acquired land and buildings that are adjacent to the Company’s Pennsylvania Medical Solutions, LLC (“PAMS”) cultivation facility in order to expand the facility. In February 2022, the Company then entered into a sale-leaseback agreement. The Company concluded that control, including the significant risks and rewards of ownership, did not transfer to the buyer-lessor at the inception of the sale-leaseback transaction. As a result, the transaction did not meet the accounting criteria for a successful sale-leaseback transaction and therefore represents a financing obligation with a maturity date of April 2048. The Company recognized a liability of $3,265 and will accrue interest using an incremental borrowing rate of 11.6%. Annual payments are $88 and subject to certain escalation.
Unsecured Promissory Notes – Apothecarium
In March 2022, in connection with the Apothecarium acquisition, the Company issued to the seller two unsecured promissory notes with a total principal amount of $9,853, with no stated interest and both maturing on March 16, 2027. The promissory notes provide for a principal payment of $3,448 on the 21st month anniversary, followed by 39 equal monthly payments for the remaining balance.
Amendments to the Acquisition Facility
In April 2022, the Company entered into an amendment to the Acquisition Facility pursuant to which: (i) the commencement of leverage testing was pushed back by four quarters (now beginning March 31, 2023 as reflected in the table below), (ii) certain leverage ratios were revised; and (iii) the Company may proceed with a reorganization pursuant to a petition for bankruptcy in Switzerland with respect to Jushi Europe without defaulting under the Acquisition Facility. Refer to Note 15 - Non-Controlling Interests for additional information on Jushi Europe.
Total Leverage Ratio, calculated as the ratio of Total Funded Indebtedness to EBITDA (all such terms are defined in the Acquisition Facility agreement) not to exceed the correlative ratio below:

Applicable Ratio	Fiscal Quarter Ending
6.00 to 1.00	March 31, 2023
5.00 to 1.00	June 30, 2023
4.00 to 1.00	September 30 and December 31, 2023
3.50 to 1.00	March 31, 2024 and all fiscal quarters ending thereafter

10. LEASE OBLIGATIONS
The Company leases certain business facilities for corporate, retail and cultivation operations from third parties under lease agreements that specify minimum rentals. In addition, the Company leases certain equipment for use in cultivation and extraction activities. The Company determines whether a contract is or contains a lease at the inception of the contract. The expiry dates of the leases, including reasonably certain estimated renewal periods, are between 2022 and 2050. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

JUSHI HOLDINGS INC. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Amounts Expressed in Thousands of United States Dollars, Unless Otherwise Stated)
The following table provides the components of lease cost recognized in the consolidated statements of operations and comprehensive income (loss) for the periods presented.

	Three Months Ended March 31,
	2022	2021
Operating lease cost	$886	$457
Finance lease cost:
Amortization of lease assets	1,143	366
Interest on lease liabilities	2,901	1,389
Total finance lease cost	$4,044	$1,755
Variable lease cost	93	$75
Total lease cost	$5,023	$2,287
Other information related to operating and finance leases as of the balance sheet dates presented are as follows:

	March 31, 2022		December 31, 2021
	(unaudited)
	Finance Leases	Operating Leases	Finance Leases	Operating Leases
Weighted average discount rate	11.73%	11.50%	11.75%	11.50%
Weighted average remaining lease term (in years)	22.2	14.4	22.6	14.6
The maturities of the contractual undiscounted lease liabilities as of March 31, 2022 are as follows:

	Finance Leases	Operating Leases
Remainder of the year	$11,711	$2,150
2023	11,031	2,974
2024	11,153	2,709
2025	11,773	2,522
2026	11,436	2,292
Thereafter	251,898	27,866
	309,002	40,513
Interest on lease liabilities	(207,266)	(22,875)
Total present value of minimum lease payments	$101,736	$17,638
Lease liabilities - current portion	$13,197	$2,705
Lease liabilities - non-current	$88,539	$14,933

JUSHI HOLDINGS INC. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Amounts Expressed in Thousands of United States Dollars, Unless Otherwise Stated)

11. DERIVATIVE LIABILITIES
The continuities of the Company’s derivative liabilities are as follows:

Total Derivative Liabilities (1)(3)
Carrying amounts as of January 1, 2022	$92,435
Fair value changes (2)	(14,309)
Derivative Warrants exercises	(9,151)
Carrying amounts as of March 31, 2022	$68,975
(1)Refer to Note 12 - Equity for the continuity of the number of these warrants outstanding.
(2)Included in other income (expense), net in the consolidated statements of operations and comprehensive income (loss).
(3)Includes mandatory prepayment option on the Senior Notes, which had a fair value of $174 as of March 31, 2022.
The Company’s derivative liabilities are primarily comprised of derivative warrants. These are warrants to purchase SVS of the Company which were issued in connection with the Senior Notes (the “Derivative Warrants”) have an expiration date of December 23, 2024 and an exercise price of US$1.25. There were 36,674,355 and 40,124,355 Derivative Warrants outstanding as of March 31, 2022 and December 31, 2021, respectively. The Derivative Warrants may be net share settled.
These warrants are considered derivative financial liabilities measured at fair value with all gains or losses recognized in profit or loss as the settlement amount for the warrants may be adjusted during certain periods for variables that are not inputs to standard pricing models for forward or option equity contracts, i.e., the “fixed for fixed” criteria under ASC 815-40. The estimated fair value of the Derivative Warrants is measured at each reporting period and an adjustment is reflected in fair value changes in derivatives in the consolidated statements of operations and comprehensive income (loss). These are Level 3 recurring fair value measurements. The estimated fair value of the Derivative Warrants as of March 31, 2022 and December 31, 2021 was determined using the Black-Scholes model and Monte Carlo simulation model. The assumptions used in the fair value calculations as of the balance sheet dates presented include the following:

	March 31, 2022 (unaudited)	December 31, 2021
Stock price	$2.85	$3.25
Risk-free annual interest rate	2.40%	0.97%
Range of estimated possible exercise price	$1.25	$0.04 - $1.25
Volatility	67%	73%
Remaining life (years)	2.7 years	3 years
Forfeiture rate	0%	0%
Expected annual dividend yield	0%	0%
Volatility was estimated by using a weighting of the Company’s volatility and the average historical volatility of comparable companies from a representative peer group of publicly traded cannabis companies. The risk-free interest rate for the expected life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term. The expected life is based on the contractual term. If any of the assumptions used in the calculation were to increase or decrease, this could result in a material or significant increase or decrease in the estimated fair value of the derivative liability. For example, the following table illustrates an increase or decrease in certain significant assumptions as of the balance sheet dates:

JUSHI HOLDINGS INC. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Amounts Expressed in Thousands of United States Dollars, Unless Otherwise Stated)

	As of March 31, 2022			As of December 31, 2021
	(unaudited)
	Input	Effect of 10% Increase	Effect of 10% Decrease	Input	Effect of 10% Increase	Effect of 10% Decrease
Stock price	$2.85	$9,433	$(9,284)	$3.25	$12,781	$(10,834)
Volatility	67%	$1,818	$(1,755)	73%	$4,473	$(3,210)

12. EQUITY
Authorized, Issued and Outstanding
The authorized share capital of the Company consists of common shares with an unlimited number of Subordinate Voting Shares (“SVS”), an unlimited number of Multiple Voting Shares (“MVS”), and an unlimited number of Super Voting Shares (“SV”). As of March 31, 2022, the Company had 189,728,625 SVS issued and outstanding and no MVS or SV outstanding. On August 9, 2021, all of the 149,000 previously issued and outstanding SV and all of the 4,000,000 previously outstanding MVS were converted into SVS in accordance with their terms as described in Jushi Holdings Inc.’s Articles of Incorporation. All previously outstanding warrants to acquire SV and MVS were also converted into warrants to acquire SVS, without any other amendment to the terms of such warrants.
Private Placements
In January 2022, the Company closed non-brokered private placement offerings for an aggregate 3,717,392 SVS at a price of $3.68 per share to an existing investor group for aggregate gross proceeds of $13,680.
Restricted Stock and Stock Options
Refer to Note 13 - Share-Based Compensation and Other Benefits for details of restricted stock awards and stock option grants.
Other Equity
Refer to Note 9 - Debt for details of a convertible promissory note classified as equity.
Warrants
Each warrant entitles the holder to purchase one share of the same class of common share. The following table summarizes all warrants outstanding as of March 31, 2022:

Expiration Date	Exercise Price ($)	Number of Warrants
2022	1.25 - 1.31	322,298
2023	1.47 - 1.50	337,500
2024	1.25	36,040,922
2025	1.25 - 2.97	2,068,508
2026	4.18	300,000
2029	0.50 - 2.00	26,367,627
Total warrants		65,436,855

JUSHI HOLDINGS INC. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Amounts Expressed in Thousands of United States Dollars, Unless Otherwise Stated)
As of March 31, 2022, warrants issued and outstanding have a weighted-average remaining contractual life of 4.5 years. Certain warrants may be net share settled.
The activity of warrants outstanding was as follows:

	Non-Derivative Warrants	Derivative Warrants (2)	Total Number of Warrants	Weighted - Average Exercise Price
Balance as of January 1, 2022	29,156,048	40,124,355	69,280,403	$1.19
Exercised (1)	(393,548)	(3,450,000)	(3,843,548)	1.26
Balance as of March 31, 2022	28,762,500	36,674,355	65,436,855	$1.19
Exercisable as of March 31, 2022	26,899,164	36,674,355	63,573,519	$1.15
(1)The weighted average share price as of the dates of exercise was $3.71. The Company issued 2,676,303 Subordinate Voting Shares and received $541 in cash proceeds during the three months ended March 31, 2022 for warrants exercised.
(2)Derivative warrants, which were issued to the Senior Notes holders, have an exercise price of $1.25. These warrants represent a derivative liability and are therefore not classified as equity in the statement of financial position. Refer to Note 11 - Derivative Liabilities.

13. SHARE-BASED COMPENSATION AND OTHER BENEFITS
The components of share-based compensation expense are as follows:

	Three Months Ended March 31,
	2022	2021
Stock options	$5,845	$928
Restricted stock	832	2,538
Warrants	287	547
Total share-based compensation expense	$6,964	$4,013
Equity Incentive Plan
Under the Company’s 2019 Equity Incentive Plan, as amended (the “Plan”), non-transferable options to purchase SVS Shares and restricted SVS of the Company may be issued to directors, officers, employees, or consultants of the Company. The Plan authorizes the issuance of up to 15% (plus an additional 2% inducements for hiring employees and senior management) of the number of outstanding shares of common stock (of all classes) of the Company (the “Share Reserve”). Incentive stock options are limited to the Share Reserve as of June 6, 2019. As of March 31, 2022, the maximum number of incentive awards available for issuance under the 2019 Plan, including additional awards available for certain new hires, was 9.1 million.
(a)Stock Options
The stock options issued by the Company are options to purchase SVS of the Company. All stock options issued have been issued to employees of certain subsidiaries of the Company under the Company’s Plan. Such options generally expire in ten years from the date of grant and generally vest ratably over three years from the grant date. The options may be net share settled.

JUSHI HOLDINGS INC. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Amounts Expressed in Thousands of United States Dollars, Unless Otherwise Stated)
The continuity of stock options outstanding is as follows:

	Number of Stock Options	Weighted-Average Per Share Exercise Price
Issued and Outstanding as of January 1, 2022	20,429,120	$3.20
Granted (1)	545,000	$4.20
Exercised (2)	(249,998)	$1.70
Forfeited/expired	(216,668)	$3.63
Issued and Outstanding as of March 31, 2022	20,507,454	$3.24
Exercisable as of March 31, 2022	5,872,425	$2.02
(1)The weighted-average per share grant date fair value was $4.20.
(2)The weighted-average share price at the date of exercise was $4.03. There were no cash proceeds as all the exercises were net share settled.
The following table summarizes the issued and outstanding stock options as of March 31, 2022:

Expiration Year	Stock Options Outstanding	Exercise Price	Stock Options Exercisable
2028	720,000	$1.00 - $1.35	720,000
2029	7,024,668	$1.26 - $2.75	4,670,322
2030	920,834	$0.91 - $ 3.98	345,824
2031	11,321,952	$3.70 - $6.53	136,279
2032	520,000	$4.20	—
	20,507,454		5,872,425
As of March 31, 2022, stock options outstanding have a weighted-average remaining contractual life of 8.6 years.
In determining the amount of share-based compensation expense related to stock options issued, the Company used the Black-Scholes option-pricing model to establish the measurement date fair value of stock options granted during the period. The following assumptions were applied at the time of grant:

	Three Months Ended March 31,
	2022	2021
Stock price	$3.94	$6.13
Risk-free annual interest rate	1.83% - 1.90%	0.45% - 0.69%
Expected annual dividend yield	0%	0%
Volatility	73%	78%
Expected life of stock options	5.3 - 7.5 years	5 - 6.5 years
Forfeiture rate	0%	0%
Volatility was estimated by using the Company volatility and a weighting of the average historical volatility of comparable companies from a representative peer group of publicly traded cannabis companies. The expected life in years represents the period of time that stock options issued are expected to be outstanding, using the simplified method. The simplified method represents the Company’s best estimate of the expected term of the options, given the Company’s limited history available. The risk-free rate is based on U.S. Treasury bills with a remaining term equal to the expected life of the options. The Company does not anticipate paying dividends in the foreseeable future, and as a result, the expected annual dividend yield is expected to be 0%.

JUSHI HOLDINGS INC. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Amounts Expressed in Thousands of United States Dollars, Unless Otherwise Stated)
(b)Restricted Stock Grants
The Company grants restricted SVS to independent directors, management, former owners of acquired businesses or assets, and to consultants and other employees. The restricted SVS are included in the issued and outstanding SVS. The activity for unvested restricted stock grants is as follows:

Number of Restricted Subordinate Voting Shares
Unvested restricted stock as of January 1, 2022	2,859,151
Granted (1)	5,952
Cancelled	(7,813)
Vested	(100,000)
Unvested restricted stock as of March 31, 2022	2,757,290
(1)     The weighted-average per share grant date fair value was $4.20
Generally, restricted stock awards will vest either one-third on each anniversary of service from the vesting start date or will be fully vested on the completion of one year of full service from the vesting start date, depending on the award. As of March 31, 2022, unvested restricted stock awards have a weighted-average remaining vesting period of 0.9 years.

14. INCOME TAXES
The following table summarized the Company’s income tax expense and effective tax rates for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
	2022	2021
Income (Loss) Before Income Taxes	$(14,706)	$(22,739)
Income Tax Expense	$5,051	$8,312
Effective Tax Rate	(34.3)%	(36.6)%
The Company has computed its provision for income taxes based on the actual effective rate for the quarter as the Company believes this is the best estimate for the annual effective tax rate.
Due to its cannabis operations, the Company is subject to the limitation of U.S. Internal Revenue Code of 1986, as amended ("IRC") Section 280E under which the Company is only allowed to deduct "costs of goods sold". This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E.
Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income which provides for effective tax rates that are well in excess of statutory tax rates.
The Company’s tax returns benefited from not applying IRC Section 280E to certain entities of the consolidated group either due to the entity not yet starting operations or because the entity had a separate trade or business that was not medical or recreational cannabis operations. The Company determined that it is not more likely than not these tax positions would be sustained under examination.
As a result, the Company has an uncertain tax liability of $41,743 and $41,990 as of March 31, 2022 and December 31, 2021, respectively, inclusive of interest and penalties, which is included in non-current income tax liabilities in the consolidated balance sheets.

JUSHI HOLDINGS INC. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Amounts Expressed in Thousands of United States Dollars, Unless Otherwise Stated)

15. NON-CONTROLLING INTERESTS
Jushi Europe
The Company’s non-controlling interests are comprised primarily of the non-controlling interest in Jushi Europe. In March 2020, the Company finalized its agreement to expand internationally through the establishment of Jushi Europe. Jushi Europe planned to build out its European business through a combination of strategic acquisitions, partnerships, and license applications, focused on supplying the highest-quality medical cannabis products to patients throughout Europe. During the first quarter of 2020, the Company received $2,000 in cash from the 49% investor partner. The Company owns 51% of Jushi Europe and is exposed, or has rights, to variable returns from Jushi Europe and has the power to govern the financial and operating policies of Jushi Europe through voting control so as to obtain economic benefits, and therefore the Company has consolidated Jushi Europe from the date of acquisition.
During the fourth quarter of 2020, Jushi Europe entered into a credit agreement with a sibling of the Jushi Europe non-controlling partner and received €500 (approximately $614) principal amount. In January 2021, Jushi Europe received €1,000 approximately ($1,214 as of December 31, 2021) principal amount pursuant to a credit agreement with an individual. These credit agreements accrue interest at 5% per annum, payable annually in arrears, and mature on November 11, 2024. The outstanding balance may be prepaid at any time prior to maturity without penalty and may be offset with receivables from the lender. Subsequent to December 31, 2021, it was determined that Jushi Europe was insolvent. The insolvency created an event of default under the unsecured credit agreements and the notes are immediately due and payable.

In April 2021, Jushi Europe entered into an unsecured bridge loan with the Company (51% owner) and an investment partner for a total of €1,800 (~$2,141) principal amount, of which €900 (~$1,070) was contributed by the Company and is eliminated in consolidation. In September 2021, the parties amended the loan agreement and an additional €1,200 (~$1,390) in funding was provided for Jushi Europe, of which 51% was contributed by the Company and is eliminated in consolidation. The bridge loans, as amended, currently accrue interest at 0.5% per annum, which is the foreign marginal lending facility rate plus 25 basis points. All payments including interest are due on maturity, which is 180 days post amendment. These loans had not yet been repaid and are delinquent.

On February 22, 2022, Jushi Europe filed a notice of over-indebtedness with the Swiss courts. The Swiss court declared Jushi Europe’s bankruptcy on May 19, 2022. As a result of the impending proceedings, the Company determined that the assets of Jushi Europe were impaired and recognized an impairment loss of $4,561 for the year ended December 31, 2021.

JUSHI HOLDINGS INC. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Amounts Expressed in Thousands of United States Dollars, Unless Otherwise Stated)

16. NET INCOME (LOSS) PER SHARE
The reconciliations of the earnings (loss) and the weighted average number of shares used in the computations of basic and diluted EPS are as follows:

	Three Months Ended March 31,
	2022	2021
Numerator:
Net income (loss) and comprehensive income (loss) attributable to Jushi shareholders - basic	$(19,757)	$(30,876)
Dilutive effect of net income from derivative warrants liability	(14,309)	—
Net loss and comprehensive loss attributable to Jushi shareholders - diluted	$(34,066)	$(30,876)

Denominator:
Weighted-average shares of common stock - basic	183,226,027	157,176,375
Dilutive effect of derivative warrants	24,612,879	—
Weighted-average shares of common stock - diluted	207,838,906	157,176,375

Net income (loss) per common share attributable to Jushi:
Basic	$(0.11)	$(0.20)
Diluted	$(0.16)	$(0.20)
On August 9, 2021, all of the 149,000 previously issued and outstanding Super Voting Shares and all of the 4,000,000 previously outstanding Multiple Voting Shares were converted into Subordinate Voting Shares in accordance with their terms as described in Jushi Holdings Inc.’s Articles of Incorporation. Refer to Note 12 - Equity. The number of basic and diluted weighted-average shares outstanding for the three months ended March 31, 2022 and 2021, assumes the conversion of the Multi Voting Share and Super Voting Shares into Subordinate Voting Shares as of the beginning of the year. Other than voting rights, the Multi Voting Shares and Super Voting Shares had the same rights as the Subordinate Voting Shares and therefore all these shares are treated as the same class of common stock for purposes of the earnings (loss) per share calculations.
The weighted-average shares outstanding for the three months ended March 31, 2022 and 2021 exclude unvested restricted stock awards as they are not considered participating securities under ASC 260 Earnings Per Share, because although the holders have dividend rights regardless of vesting, they are not obligated to participate in losses until the shares are vested. Shares issued to employees for which a corresponding non-recourse promissory note receivable with the employee is outstanding are not included in the weighted average shares outstanding in accordance with ASC 260 until the notes are repaid.
For purposes of computing diluted earnings (loss) per share for the three months ended March 31, 2022, and 2021, the outstanding stock options, warrants, restricted stock awards, and the convertible notes presented in the table below are considered anti-dilutive because the Company was in a net loss position, or was in a net loss position after adjusting for the effect of the derivative warrants liability.

JUSHI HOLDINGS INC. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Amounts Expressed in Thousands of United States Dollars, Unless Otherwise Stated)
The following table summarizes equity instruments that may, in the future, have a dilutive effect on earnings (loss) per share, but were excluded from consideration in the computation of diluted net loss per share for the three months ended March 31, 2022 and 2021, because the impact of including them would have been anti-dilutive:

	March 31,
	2022	2021
Stock options	20,507,454	9,658,834
Warrants	28,762,500	74,883,956
Restricted stock (1)	4,307,290	7,359,600
Convertible promissory notes	910,000	930,000
	54,487,244	92,832,390
(1) Includes 1,550,000 and 1,583,333 vested restricted stock awards related to outstanding non-recourse promissory notes due from employees as of March 31, 2022 and 2021, respectively

17. OPERATING EXPENSES
The major components of operating expenses are as follows:

	Three Months Ended March 31,
	2022	2021

Salaries, wages and employee related expenses	$17,336	$9,882
Other general and administrative expenses (1)	10,611	6,804
Share-based compensation expense	6,964	4,013
Depreciation and amortization expense	2,256	974
Acquisition and deal costs	141	238
Total operating expenses	$37,308	$21,911
(1)     Other general and administrative expenses are primarily comprised of rent and related expenses, professional fees and legal expenses, marketing and selling expenses, insurance costs, administrative and application fee, software and technology costs, travel, entertainment and conferences and other.

18. OTHER INCOME (EXPENSE)
The components of other expense, net are as follows:

	Three Months Ended March 31,
	2022	2021
Gains (losses) on investments and financial assets	$—	$1,149
Losses on debt redemptions/extinguishments/modifications	—	(3,815)
Gains (losses) on legal settlements	24	(807)
Other	(727)	97
Other expense, net	$(703)	$(3,376)

JUSHI HOLDINGS INC. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Amounts Expressed in Thousands of United States Dollars, Unless Otherwise Stated)

19. RELATED PARTY TRANSACTIONS
The Company had the following related party transactions:

	Three Months Ended March 31,		As of
	(unaudited)
	2022	2021	March 31, 2022 (unaudited)	December 31, 2021
Nature of transaction	Related Party Income (Expense)		Related Party Prepaid/Receivable (Payable)
Management services agreements (1)	$—	$(10)	$—	$—
Senior Notes - interest expense and principal amount (2)	$(9)	$(46)	$(342)	$(1,194)
Loans to senior key management - interest charged and principal plus accrued interest outstanding (3)	$—	$31	$—	$—
(1)Includes fees paid to entities controlled by the Company’s Chief Executive Officer, James Cacioppo, for shared costs of administrative services, the provision of financial and research-related advice, and sourcing and assisting in mergers, acquisitions and capital transactions. These amounts are included in operating expenses within the consolidated statements of operations and comprehensive income (loss). Excludes expense from previously issued warrants, which is included in stock-based compensation expense. For the three months ended March 31, 2022 and 2021, total expense for warrants issued in connection with these management services agreements was $445 and $359, respectively.
(2)Interest expense includes amounts related to certain senior key management, directors and other employees as well as a significant investor.
(3)In January 2021, an executive received a loan from the Company of $174 for withholding tax requirements for RSAs issued to the executive, which was repaid in full via payroll deductions. In April 2019, the Company entered into promissory notes with certain executives for the purchase of restricted stock, pursuant to which those executives borrowed an aggregate of $1,813 at a rate of 2.89% per annum, compounded annually. As these loans were non-recourse loans under the accounting guidance they were not reflected in the consolidated balance sheet or table above. As of December 31, 2021, all these balances plus accrued interest have been settled. The balances including accrued interest were settled as part of the executive’s regular pay and bonus, severance or via shares repurchased by the Company. During the year ended December 31, 2021, the Company received 471,757 shares from key management personnel in full settlement of principal amount $2,007 outstanding promissory notes and related interest.
Refer to Note 15 - Non-Controlling Interests for details of other loans from related parties.

20. COMMITMENTS AND CONTINGENCIES
Contingencies
Although the possession, cultivation and distribution of cannabis for medical use is permitted in certain states, cannabis is classified as a Schedule-I controlled substance under the U.S. Controlled Substances Act and its use remains a violation of federal law. The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management believes that the Company is in material compliance with applicable local and state regulations as of March 31, 2022, marijuana regulations continue to evolve and are subject to differing interpretations. As a result, the Company could be subject to regulatory fines, penalties or restrictions at any time. Since federal law criminalizing the use of cannabis preempts state laws that legalize its use, strict enforcement of federal law regarding cannabis would likely result in the Company’s inability to proceed with the Company’s business plans. In addition, the Company’s assets, including real property, cash and cash equivalents, equipment, inventory and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

JUSHI HOLDINGS INC. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Amounts Expressed in Thousands of United States Dollars, Unless Otherwise Stated)
Refer to Note 14 - Income Taxes for certain tax-related contingencies and to Note 7 - Acquisitions for an acquisition-related contingent consideration liability.
Claims and Litigation
Any proceeding that may be brought against the Company could have a material adverse effect on the Company’s business plans, financial condition and results of operations. From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. Except as disclosed below, as of March 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the Company’s financial results. There are also no proceedings in which any of the Company’s directors, officers or affiliates is an adverse party or has a material interest adverse to the Company’s interest.
Refer to Note 15 - Non-Controlling Interests for the information regarding the bankruptcy of Jushi Europe.
Commitments
In addition to the contractual obligations outlined in Note 9 - Debt and Note 10 - Lease Obligations, the Company has the following commitments as of March 31, 2022:
(i) Acquisitions
NuLeaf
In November 2021, the Company entered into a definitive agreement to acquire NuLeaf, Inc. together with its subsidiaries and related companies (collectively, “NuLeaf”), a Nevada-based vertically integrated operator. As of March 31, 2022, NuLeaf currently operates two high-performing adult-use and medical retail dispensaries in Las Vegas, NV and Lake Tahoe, NV, in addition to a 27,000 sq. ft. cultivation facility in Sparks, NV, as well as a 13,000 sq. ft. processing facility in Reno, NV. Additionally, NuLeaf owns a third licensed retail dispensary located directly on Las Vegas Boulevard. Refer to Note 22 - Subsequent Events.
(ii) Property and Construction Commitments
In connection with various license applications, the Company may enter into conditional leases or other property commitments which will be executed if the Company is successful in obtaining the applicable license and/or resolving other contingencies related to the license or application.
In addition, the Company expects to incur capital expenditures for leasehold improvements and construction of buildouts of certain locations, including for properties for which the lease is conditional on obtaining the applicable related license or for which other contingencies exist. If the Company were to be unsuccessful in obtaining a particular license or certain other conditions are not met, the previously capitalized improvements and buildouts relating to that license may need to be expensed in future periods in the statements of operations and comprehensive income (loss).

21. FINANCIAL INSTRUMENTS
The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers all related factors of the asset by market participants in which the Company would transact and the

JUSHI HOLDINGS INC. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Amounts Expressed in Thousands of United States Dollars, Unless Otherwise Stated)
market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.
The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:
(i) Level 1 – Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;
(ii) Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by the observable market data for substantially the full term of the assets or liabilities;
(iii) Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The following table sets forth the Company’s financial assets and liabilities, subject to fair value measurements on a recurring basis by level within the fair value hierarchy as of March 31, 2022:

	Level 1	Level 2	Level 3	Total
Financial assets:
Equity investment	$—	$—	$1,500	$1,500
	$—	$—	$1,500	$1,500

Financial liabilities:
Derivative liabilities (1)	$—	$—	$68,975	$68,975
Contingent consideration liabilities	$—	$—	$8,628	$8,628
	$—	$—	$77,603	$77,603
The following table sets forth the Company’s financial assets and liabilities, subject to fair value measurements on a recurring basis by level within the fair value hierarchy as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Financial assets:
Equity investment	$—	$—	$1,500	$1,500
	$—	$—	$1,500	$1,500

Financial liabilities:
Derivative liabilities (1)	$—	$—	$92,435	$92,435
Contingent consideration liabilities (2)	—	—	8,223	8,223
	$—	$—	$100,658	$100,658
(1) Refer to Note 11 - Derivative Liabilities
(2) Refer to Note 7 - Acquisitions

JUSHI HOLDINGS INC. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Amounts Expressed in Thousands of United States Dollars, Unless Otherwise Stated)
The carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and certain accrued expenses, and certain other assets and liabilities held at amortized cost, approximate their fair values due to the short-term nature of these instruments. The equity investment approximates its fair value at March 31, 2022 and December 31, 2021. The carrying amounts of the promissory notes approximate their fair values as the effective interest rates are consistent with market rates. The fair value of the 10% Senior Notes as of March 31, 2022 and December 31, 2021 approximated the principal amount.
There were no transfers between hierarchy levels during the three months ended March 31, 2022.

22. SUBSEQUENT EVENTS
NuLeaf Acquisition
In April 2022, the Company closed on the NuLeaf acquisition. The Company paid upfront consideration comprised of $15,750 in cash (which was drawn down from the acquisition facility in April 2022), subject to working capital adjustments, issued 4,662,384 SVS (with a grant date fair value of $2.87 each), issued $15,750 in an unsecured five-year note. The Company will also pay an additional $10,000 ($3,000 in cash, $3,000 as an addition to the five-year note and the balance in shares) contingent on the opening of a third retail dispensary. In June 2022, the Company opened the third retail dispensary. In July 2022, the Company paid $3,000 in cash, amended the five-year note for an additional $3,000 and issued 888,880 SVS to settle the $10,000 contingent liability. The Company is still in the process of gathering and preparing additional disclosure information for this acquisition, including preliminary purchase price allocations and pro forma financial information. Due to the timing of the acquisition, the Company is not able to provide additional information at this time.
Drawdown on Acquisition Facility
Additionally, in April 2022, the Company drew down $25,000 from the Acquisition Facility to fund the cash portions of the NuLeaf and Apothecarium acquisitions.
Results of Annual and Special Meeting of Shareholders
On June 29, 2022, the Company’s shareholders approved the following:
•An amendment to the Company’s 2019 Equity Incentive Plan (the “Plan”) to increase the number of shares that may be issued pursuant to the exercise of incentive stock options under the Plan to an amount equal to 15% (plus an additional 2% inducements for hiring employees and senior management) of the outstanding Shares as of May 31, 2022; and
•An amendment to the Company’s articles to create a new class of preferred shares issuable in series, with the special rights and restrictions attached to each series to be as determined by the board of directors of the Company, if, as and when created and issued, voted to create a class of preferred shares.

23. CORRECTION OF ERRORS IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS
In the process of preparing the Company’s second quarter 2022 financial statements, the Company identified that (1) the interim condensed consolidated statement of cash flows for the three months ended March 31, 2022 had the following errors: (i) certain non-cash capital expenditures were incorrectly included in net cash flows used in investing activities with an offsetting misstatement in net cash used in operating activities, and (ii) net reimbursements on finance lease obligations were incorrectly excluded from cash flows provided by financing activities and incorrectly included in cash flows used in operating activities, and (2) the interim condensed consolidated balance sheet as of March 31, 2022 had an

JUSHI HOLDINGS INC. Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Amounts Expressed in Thousands of United States Dollars, Unless Otherwise Stated)
error in accruals for payments associated with finance leases resulting in the understatement of right-of use assets - finance leases and the related accruals. Consequently, the Company restated the interim condensed financial statements and relevant note for these identified errors. These corrections did not have an impact on the net change in cash and cash equivalents and restricted cash, and earnings during the three months ended March 31, 2022. The following table provides information on the amounts of the errors and the areas of the financial statements that were impacted:

	Consolidated Statement of Cash Flows
	for Three Months Ended March 31, 2022
	As reported	Adjustment	As restated
CASH FLOWS FROM OPERATING ACTIVITIES:
Changes in operating assets and liabilities, net of acquisitions:
Prepaid expenses and other current asset	$6,718	$(7,034)	$(316)
Accounts payable, accrued expenses and other current liabilities	$1,746	$(4,125)	$(2,379)
Net cash flows used in operating activities	$(2,666)	$(11,159)	$(13,825)
CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for property, plant and equipment	$(26,476)	$9,437	$(17,039)
Net cash flows used in investing activities	$(33,068)	$9,437	$(23,631)
CASH FLOWS FROM FINANCING ACTIVITIES:
Receipts (payments) on finance leases, net	$(601)	$1,722	$1,121
Net cash flows provided by financing activities	$16,497	$1,722	$18,219
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capital expenditures	$7,566	$17,373	$24,939

	Consolidated Balance Sheet
	as of March 31, 2022
	As reported	Adjustment	As restated
NON-CURRENT ASSETS:
Right-of use assets - finance leases	$94,087	$6,000	$100,087
Total non-current assets	$528,011	$6,000	$534,011
Total assets	$650,644	$6,000	$656,644
CURRENT LIABILITIES:
Accrued expenses and other current liabilities	$32,773	$6,000	$38,773
Total current liabilities	$142,339	$6,000	$148,339
Total liabilities	$457,487	$6,000	$463,487
Total liabilities and equity	$650,644	$6,000	$656,644

Exhibit 99.2

NOTE TO READER

The Management’s Discussion & Analysis of Jushi Holdings Inc. (the “Company”) for the interim period ended March 31, 2022 has been re-filed on SEDAR (the “Re-filed MD&A”) and replaces the MD&A previously filed by the Company on June 24, 2022. The Re-filed MD&A should be read in conjunction with the condensed unaudited interim consolidated financial statements and notes thereto for the three months ended March 31, 2022 (the “Quarterly Financial Statements”) filed on September 9, 2022. Readers should note that in the Quarterly Financial Statements, the Company restated the (i) Right-of use assets - finance leases and Accrued expenses and other current liabilities in the Interim Condensed Consolidated Balance Sheet and (ii) cash flows from operating, investing and financing activities in the Unaudited Interim Condensed Consolidated Statements of Cash Flows. For further details on the restatement, refer to Note 23 - Correction of Errors in Previously Issued Financial Statements of the Quarterly Financial Statements. The Re-filed MD&A reflects the impact of the restatement.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) covers the consolidated financial statements of Jushi Holdings Inc. and its controlled subsidiaries as of March 31, 2022, and for the three months then ended. Unless the context indicates or requires otherwise, the terms “Jushi”, “the Company”, “we”, “us” and “our” refers to Jushi Holdings Inc. and its controlled entities. This MD&A should be read in conjunction with the condensed unaudited interim consolidated financial statements and notes thereto for the three months ended March 31, 2022 (the “Quarterly Financial Statements”). The Quarterly Financial Statements have been prepared by management and are in accordance with generally accepted accounting principles in the U.S. (“GAAP”) for interim financial information and in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”), and should be read in conjunction with the audited consolidated financial statements and the accompanying notes thereto for the years ended December 31, 2021 and 2020 (the “Annual Financial Statements”), which are included in Jushi Holdings Inc.’s Amendment No.1 to Form S-1 Registration Statement (“S-1”) that was filed with the SEC on August 8, 2022 and was declared effective on August 12, 2022. All amounts are expressed in United States (“U.S.”) dollars unless otherwise noted.

Forward-Looking Statements

This document may contain “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws, including Canadian securities legislation and U.S. securities legislation (collectively, “forward- looking information”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. All information, other than statements of historical facts, included in this document that address activities, events or developments that Jushi expect or anticipate will or may occur in the future constitutes forward- looking information. Forward-looking information is often identified by the words, “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and includes, among others, information regarding: future business strategy, competitive strengths, goals, expansion and growth of Jushi’s business, operations and plans, including new revenue streams, the completion of contemplated acquisitions by Jushi of additional assets, roll out of new operations, the implementation by Jushi of certain product lines, implementation of certain research and development, the application for additional licenses and the grant of licenses that will be or have been applied for, the expansion or construction of certain facilities, the expansion into additional U.S. and international markets, any potential future legalization of adult use and/or medical marijuana under U.S. federal law; expectations of market size and growth in the U.S. and the states in which Jushi operates; expectations for other economic, business, regulatory and/or competitive factors related to Jushi or the cannabis industry generally; and other events or conditions that may occur in the future.

Readers are cautioned that forward-looking information and statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of Jushi at the time they were provided or made and involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Jushi, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements. Such factors include, among others: risks relating to the ability to complete the pipeline transactions; risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the cannabis industry; risks related to the economy generally; risks relating to pandemics and forces of nature including but not limited to the 2019 novel coronavirus (“COVID-19”); risks related to contracts with third party service providers; risks related to the enforceability of contracts; the limited operating history of Jushi; Jushi’s history of operating losses and negative operating cash flows; reliance on the expertise and judgment of senior management of Jushi; risks inherent in an agricultural business; risks related to co-investment with parties with different interests to Jushi; risks related to proprietary intellectual property and potential infringement by third parties; the concentrated Founder voting control of the Jushi and the unpredictability caused by the anticipated capital structure; risks relating to the Company’s recent debt financing and other financing activities including leverage and issuing additional securities; risks relating to the management of growth; costs associated with Jushi being a publicly-traded company; the Company timely becoming a U.S. filer in addition to a Canadian filer; the transition of the Company's financial reporting from International Financial Reporting Standards to GAAP; increasing competition in the industry; risks associated to cannabis products manufactured for human consumption including

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potential product recalls; reliance on key inputs, suppliers and skilled labor; reliance on manufacturers and contractors; risks of supply shortages or supply chain disruptions; cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effect service outside of Canada; risks related to executed or future acquisitions or dispositions, including potential future impairment of goodwill or intangibles acquired; sales by existing shareholders; the limited market for securities of the Company; risks related to the continued performance of existing operations in Pennsylvania, Illinois, Nevada, Virginia, California, Ohio and Massachusetts; risks related to the anticipated openings of additional dispensaries; the risks relating to the expansion and optimization of the grower-processor in Pennsylvania, the vertically integrated facilities in Virginia and Massachusetts and the facility in Nevada; the risks related to the opening of a new facilities, including but not limited to in Ohio and Illinois, which are subject to licensing approval; as well as limited research and data relating to cannabis; and risks related to the Company’s critical accounting policies and estimates. Although Jushi has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are provided and made as of the date of this MD&A and Jushi does not undertake any obligation to revise or update any forward-looking information or statements other than as required by applicable law.

Company Overview

We are a vertically integrated, multi-state cannabis operator engaged in retail, distribution, cultivation, and processing operations in both medical and adult-use markets. Our management team is focused on building a diverse portfolio of cannabis assets through opportunistic investments, and pursuing application opportunities in attractive limited license jurisdictions. We have targeted assets in highly populated, limited license medical markets on a trajectory toward adult- use legalization, including Pennsylvania and Ohio, markets that are in the process of transitioning to adult-use, namely Virginia, and limited license, fast-growing, large adult-use markets, such as Illinois, Nevada, and Massachusetts, and certain municipalities of California.

Factors Affecting our Performance and Related Trends

COVID-19

At the onset of the COVID-19 pandemic, we implemented new procedures at all operating locations to better protect the health and safety of our employees, medical patients, and customers across our network of dispensaries. Depending on the location, some of the initiatives include, but are not limited to: reducing the number of point-of-sale registers, restricting the number of people permitted in-store, restricting general store hours to permit access to those most susceptible to infection, and offering curbside pick-up. We have also directed a significant amount of traffic to our recently launched online informational tool and reservation platform, www.beyond-hello.com, which enables a medical patient or customer to view real-time pricing and product availability, and reserve products for convenient in-store pick-up at Beyond Hello™ locations across Pennsylvania, Illinois, California, and Virginia.

To date, our financial condition and results of operations have not been materially impacted by COVID-19. The extent to which the COVID-19 pandemic impacts our future results will depend on future developments, which are highly uncertain and cannot be predicted with certainty, including possible future outbreaks of new strains of the virus and governmental and consumer responses to such future developments.

Competition and Pricing Pressure

The cannabis industry is subject to significant competition and pricing pressures, which is often market specific and can be caused by an oversupply of cannabis in the market, and may be transitory from period to period. We may experience significant competitive pricing pressures as well as competitive products and services providers in the markets in which we operate. Several significant competitors may offer products and/or services with prices that may match or are lower

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than ours. We believe that the products and services we offer are generally competitive with those offered by other cannabis companies. It is possible that one or more of our competitors could develop a significant research advantage over us that allows them to provide superior products or pricing, which could put us at a competitive disadvantage. Continued pricing pressure due to competition, increased cannabis supply or shifts in customer preferences could adversely impact our customer base or pricing structure, resulting in a material impact on our results of operations, or an impairment of our long-lived assets and intangible assets in future periods.

Recent Developments

Opening 35th Retail Location Nationwide and Fourth Virginia Dispensary

On August 31, 2022, we expanded our retail footprint in Virginia with the opening of our 35th retail location nationally and fourth medical dispensary in Virginia. The dispensary is located in Fairfax, VA and operate under the retail brand Beyond Hello™.

Registered as a U.S. Reporting Issuer

On August 12, 2022, our registration with the SEC as a reporting issuer became effective. As a result, we now report our financial statements in conformity with GAAP.

Settled Lawsuit with Large Multi-State Operator

On August 8, 2022, we announced that we entered into a confidential settlement agreement with Curaleaf Holdings, Inc. and with our former Chief Financial Officer to resolve claims we asserted in a lawsuit filed on July 15, 2022.

Opened 34th Retail Location Nationwide and Third Virginia Dispensary

On July 27, 2022, we expanded our retail footprint in Virginia with the opening of our 34th retail location nationally and third medical dispensary in Virginia. The dispensary is located in Alexandria, VA and operates under the retail brand Beyond Hello™.

Grand Reopening of Beyond Hello™ Palm Springs

On July 11, 2022, we announced the grand reopening of our Beyond Hello™ Palm Springs retail location. The redesigned retail location features a new desert-inspired aesthetic, some of the most sought-after locally sourced cannabis and artisan crafts, along with a new art exhibit from award-winning photographer, Jushi Chief Creative Director Andreas (Dre) Neumann.

Management Changes

On July 12, 2022, we appointed our President Louis Jon Barack as Interim Chief Financial Officer, replacing Ed Kremer who resigned as our Chief Financial Officer on the same date. Additionally, we announced on that same date that James Cabral, formerly our Senior Vice President of Finance, was promoted to Chief Accounting Executive. Mr. Kremer’s resignation was not the result of any disagreement on any matter relating to our operations, policies or practices or any financial or accounting matters.

Debuted Line of Concentrate Products Using Hydrocarbon Extraction

On June 29, 2022, we announced the debut of our first line of concentrates made using hydrocarbon extraction by our award-winning brand The Lab™, which is famous for delivering high-quality, precision vape products and concentrates. The Lab™ Live Resin is the second of several single-source concentrate product lines to be launched. Initially, we will exclusively carry The Lab™ Live Resin 500mg full-spectrum 0.5 gram 510 cartridges at BEYOND/HELLO™ retail locations in Pennsylvania. We plan to roll out our hydrocarbon-extracted line at partner dispensaries across Pennsylvania in the coming months, as well as in additional states such as Massachusetts, Virginia and Nevada.

CEO Purchased Subordinate Voting Shares

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On June 27, 2022, we announced that Chief Executive Officer (CEO), Chairman, and Founder, James Cacioppo, purchased 100,000 Subordinate Voting Shares of the Company in the open market for an approximate amount of $151,000. Mr. Cacioppo holds in the aggregate approximately 16.9% of the issued and outstanding Subordinate Voting Shares on a non-diluted basis.

Opened 33rd Retail Location Nationwide and Fourth Dispensary in Nevada

On June 8, 2022, we expanded our retail presence with the opening of our 33rd dispensary nationally and fourth dispensary in Nevada with NuLeaf Las Vegas The Strip. Following the opening of NuLeaf Las Vegas The Strip, our retail operations in Nevada consists of three adult-use and medical dispensaries in Las Vegas and one adult-use and medical dispensary in Lake Tahoe.

Awarded Provisional Medical Marijuana Dispensary License in Ohio

On May 16, 2022, our 100% owned subsidiary, Campbell Hill Ventures, was awarded a provisional medical marijuana dispensary license by the Ohio Medical Marijuana Control Program in the Tri-State area of Cincinnati. The new store will operate under Jushi’s retail brand, BEYOND/HELLO™, and is expected to open by early Q1 2023.

Expanded Product Offerings with the Launch of First Line of Solventless Cannabis Extracts

On May 16, 2022, we announced the debut of our first line of solventless live rosin extracts by our award-winning brand, The LabTM. The new top-shelf product line, includes a 0.5g vape extract cartridge available now and 1g jarred concentrates coming soon for purchase exclusively at BEYOND/HELLO™ store locations in Pennsylvania under the name, The Lab™ Live RSN. The Lab™ Live Rosin is expected to launch at our retail locations in Massachusetts, Nevada and Virginia, pending regulatory approvals.

Opened 3rd Adult-Use and Medical Dispensary in California

On May 13, 2022, we expanded our retail footprint in California with the opening of an adult-use and medical retail dispensary in Grover Beach, California, BEYOND/HELLO™ Grover Beach (Grover Beach). This is our 32nd retail location nationally and third adult-use and medical retail dispensary in California.

Completed Acquisition of Vertically Integrated Operator in Nevada

On April 6, 2022, we closed on the previously announced agreement to acquire NuLeaf for $53.6 million. At close, NuLeaf operated two adult-use and medical retail dispensaries in Las Vegas and Lake Tahoe, in addition to a 27,000 sq. ft. cultivation facility in Sparks, Nevada and a 13,000 sq. ft. processing facility in Reno, Nevada. NuLeaf subsequently opened a third licensed retail dispensary, located directly on Las Vegas Boulevard in Las Vegas, on June 8, 2022.

Completed Acquisition of Las Vegas, Nevada Dispensary

On March 17, 2022, we closed on the previously announced agreement to acquire Apothecarium, an operating adult-use and medical retail dispensary in Las Vegas, Nevada.

Private Placement with Strategic Asset Manager and Long-Term Strategic Investors

On January 26, 2022, we completed a non-brokered private placement offering of an aggregate of 2,717,392 Subordinate Voting Shares at a price of $3.68 per share to Graticule Asset Management Asia for gross proceeds of $10.0 million. On January 31, 2022, we completed a non-brokered private placement offering of an aggregate of 1,000,000 Subordinate Voting Shares at a price of $3.68 per share to Kenneth Rosen and group for gross proceeds of $3.7 million.

Acquisition Facility

On October 20, 2021, we entered into definitive documentation in respect of a $100 million Senior Secured Credit Facility (the Acquisition Facility) with Roxbury, LP acting as agent to SunStream Bancorp Inc. (Sunstream), a joint venture sponsored by Sundial Growers Inc. (NASDAQ:SNDL). The Acquisition Facility is subject to certain customary negative covenants until the 10% Senior Secured Notes mature or are refinanced, including covenants that restrict the Company’s

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and its subsidiaries’ ability to pay dividends or make distributions, incur or guarantee additional indebtedness or conduct sales and other dispositions of certain properties or assets. Upon the maturity or refinancing of the 10% Senior Secured Notes, the Company and its subsidiaries who are parties to the the Acquisition Facility will be subject to additional customary negative covenants that, among other things, restrict the Company’s and its applicable subsidiaries’ ability to create liens, make investments, consummate acquisitions, mergers, reorganizations or similar transactions, enter into sale- leaseback transactions, prepay subordinated debt, pay dividends or make distributions, change the line of business and enter into transactions with affiliates.

Results of Operations

(Amounts expressed in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended March 31,
	2022	2021

REVENUE, NET	$61,888	$41,675
COST OF GOODS SOLD	(42,776)	(22,934)
GROSS PROFIT BEFORE FAIR VALUE CHANGES	$19,112	$18,741

OPERATING EXPENSES	$37,308	$21,911

(LOSS) FROM OPERATIONS BEFORE OTHER (EXPENSE) INCOME	$(18,196)	$(3,170)

OTHER (EXPENSE) INCOME:
Interest expense, net	$(10,116)	$(6,835)
Fair value changes in derivative warrants	14,309	(9,358)
Other, net	(703)	(3,376)
Total net other income (expense)	$3,490	$(19,569)

NET LOSS AND COMPREHENSIVE LOSS BEFORE TAX	$(14,706)	$(22,739)
Provision for income taxes	(5,051)	(8,312)
NET LOSS AND COMPREHENSIVE LOSS	$(19,757)	$(31,051)
Net loss attributable to non-controlling interests	—	(175)
NET LOSS AND COMPREHENSIVE LOSS ATTRIBUTABLE TO JUSHI SHAREHOLDERS	$(19,757)	$(30,876)
NET LOSS AND COMPREHENSIVE LOSS PER SHARE ATTRIBUTABLE TO JUSHI SHAREHOLDERS - BASIC AND DILUTED	$(0.11)	$(0.20)
Weighted average shares outstanding - basic and diluted	183,226,027	157,176,375
NET (LOSS) AND COMPREHENSIVE (LOSS) PER SHARE ATTRIBUTABLE TO JUSHI SHAREHOLDERS - DILUTED	$(0.16)	$(0.20)
Weighted average shares outstanding - DILUTED	207,838,906	157,176,375

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Three Months Ended March 31, 2022 and 2021

(Amounts expressed in thousands of U.S. dollars, unless otherwise stated)

Revenue, Net

The following table presents revenue by type for the periods indicated:

	Three Months Ended March 31, 2022			Three Months Ended March 31, 2021
	Gross revenue	Intercompany Revenue	Revenue to External Customers	Gross revenue	Intercompany Revenue	Revenue to External Customers
Retail	$57,955	$—	$57,955	$39,277	$—	$39,277
Wholesale	9,443	(5,595)	3,848	4,192	(1,883)	2,309
Other	85	—	85	89	—	89
Eliminations	(5,595)	5,595	—	(1,883)	1,883	—
Consolidated	$61,888	$—	$61,888	$41,675	$—	$41,675

Revenue, net for the three months ended March 31, 2022 totaled $61,888, as compared to $41,675 for the three months ended March 31, 2021, an increase of $20,213 or 49%. The increase in retail revenue is due primarily to the Company’s expansion of cannabis operations from build outs and acquisitions. Retail revenue for the three months ended March 31, 2022 was derived from twenty-nine cannabis dispensaries located in Pennsylvania (eighteen), Illinois (four), Massachusetts (two), California (two), Virginia (two) and Nevada (one), whereas, for the three months ended March 31, 2021, Retail revenue was derived from seventeen cannabis dispensaries located in Pennsylvania (eleven), Illinois (four), California (one) and Virginia (one).

The increase in wholesale revenue is primarily attributable to increases in cultivation and manufacturing activity at our grower processor facilities: (i) in Massachusetts due to the acquisition of Nature’s Remedy, which occurred in the third quarter of 2021; (ii) in Virginia due to the commencement of operations at the Dalitso facility in the third quarter of 2021; and (iii) in Pennsylvania due to continued increase sales volume. Wholesale revenue includes inter-segment revenue of $5,595, which is eliminated in consolidation.

Cost of Goods Sold and Gross Profit

Cost of goods sold totaled $42,776 for the three months ended March 31, 2022, as compared to $22,934 for the three months ended March 31, 2021, an increase of $19,842, or 87%. The increase in costs of goods sold is primarily attributable to the increase in amount of products sold.

Gross profit totaled $19,112 for the three months ended March 31, 2022, as compared to $18,741 for three months ended March 31, 2021, an increase of approximately $371 or 2%. As a percentage of revenue, gross profit for the three months ended March 31, 2022 and 2021, was 31% and 45%, respectively. Gross margin decreased primarily due to: (1) approximately $3,500 of labor and overhead costs related to the ramp up of operations in our grower-processor facilities in Virginia and Massachusetts and start-up costs at our new retail dispensaries; and (2) the sell through of inventory acquired in the Nature's Remedy and Apothecarium acquisitions which had a fair value step-up of approximately $3,000. Gross margins were also impacted by the increased promotional activity at our retail locations in Illinois and Massachusetts, and pricing compression in wholesale as we continue to build-out our brands across state markets.

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Operating Expenses

Operating expenses for the three months ended March 31, 2022 were $37,308, as compared to $21,911 for the three months ended March 31, 2021, an increase of $15,397 or 70%.

	Three Months Ended March 31,
	2022	2021	% Change
Salaries, wages and employee related expenses	$17,336	$9,882	75%
Stock-based compensation expense	6,964	4,013	74%
Rent and related expenses	3,089	1,799	72%
Professional fees and legal expenses	2,706	1,693	60%
Depreciation and amortization expense	2,256	974	132%
Software and technology	1,530	567	170%
Marketing and selling	969	675	44%
Travel, entertainment and conferences	739	405	82%
Insurance	599	755	(21)%
Administration and application fees	140	353	(60)%
Acquisition and deal costs	141	238	(41)%
Other G&A	839	556	51%
Total operating expenses	$37,308	$21,910	70%

The total increase in operating expenses is due to the increase in the size and scope of our general and administrative functions to support our expanded operations resulting from organic growth and acquisitions. The primary increases are from an increase in: salaries, wages, labor and employee related expenses as a result of the increase in the number of employees to support our ongoing growth and resulting from recent acquisitions; share-based compensation primarily due to recent stock options granted to new employees and management; professional fees and legal expenses, primarily due to our transition to GAAP reporting and costs associated with our registration with the SEC, which we expect to complete by the third quarter of 2022; and depreciation and amortization expense and rent and related expenses due to the additions of property, plant and equipment and finance lease right-of-use assets from acquisitions and investment in infrastructure as we continue to scale.

Other (Expense) Income

Interest Expense, Net

Interest expense, net, was $10,116 for the three months ended March 31, 2022 as compared to $6,835 for the three months ended March 31, 2021, an increase of $3,281, or 48%. The increase in interest expense, net, is due primarily to an increase in interest-bearing borrowings including finance leases and acquisition-related financing.

Fair Value Changes in Derivatives

Fair value changes in derivatives was a net gain of $14,309 for the three months ended March 31, 2022, as compared to a net loss of $9,358 for the three months ended March 31, 2021. Fair value changes in derivatives include the fair value gains or losses relating to the derivative warrants liability. The derivative warrants are required to be remeasured at fair value at each reporting period. The fair value changes in derivatives for the three months ended March 31, 2022 and 2021 were primarily attributable to the movement in the Company’s stock price during the corresponding period.

Other, Net

Other expense, net, was $703 for the three months ended March 31, 2022, as compared to $3,376 for the three months ended March 31, 2021, a decrease of $2,673 or 79%. Other expense, net, for the three months ended March 31, 2021 primarily related to losses on redemptions of 10% Senior Secured Notes of $3,815, partially offset by $1,149 gains on investments in securities..

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Income Tax Expense

Total income tax expense was $5,051 for the three months ended March 31, 2022, as compared to $8,312 for the three months ended March 31, 2021, a decrease of $3,261, or 39%. The decrease in income tax expense is primarily due to a reduction in our accrual for uncertain tax positions related to periods no longer open under the statute of limitations.

Non-GAAP Measures and Reconciliation

In addition to providing financial measurements based on GAAP, we provide additional financial metrics that are not prepared in accordance with GAAP. We use non-GAAP financial measures, in addition to GAAP financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes and to evaluate our financial performance. These non-GAAP financial measures are EBITDA, Adjusted EBITDA and Adjusted Gross Profit (defined below). We believe that these non-GAAP financial measures reflect our ongoing business by excluding the effects of expenses that are not reflective of our operating business performance and allows for meaningful comparisons and analysis of trends in our business. These non-GAAP financial measures also facilitate comparing financial results across accounting periods and to those of peer companies. As there are no standardized methods of calculating these non-GAAP measures, our methods may differ from those used by others, and accordingly, the use of these measures may not be directly comparable to similar measures used by others, thus limiting their usefulness. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

EBITDA, Adjusted EBITDA and Adjusted Gross Profit

EBITDA, Adjusted EBITDA and Adjusted Gross Profit are financial measures that are not defined under GAAP. We define EBITDA as net income (loss), or “earnings”, before interest, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA before: (i) non-cash share-based compensation expense and other one-time charges; (ii) inventory-related adjustments; (iii) fair value changes in derivatives; (iv) other (income) expense items; (v) start-up costs; and (vi) transaction costs. These financial measures are metrics that have been adjusted from the GAAP net income (loss) measure in an effort to provide readers with a normalized metric in making comparisons more meaningful across the cannabis industry, as well as to remove non-recurring, irregular and one-time items that may otherwise distort the GAAP net income measure. Other companies in our industry may calculate this measure differently, limiting their usefulness as comparative measures. Management defines Adjusted Gross Profit as gross profit, as reported, adjusted to exclude certain inventory-related adjustments and start-up costs (within cost of goods sold).

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Reconciliation of EBITDA and Adjusted EBITDA (Non- GAAP Measures)

The table below reconciles net loss to EBITDA and Adjusted EBITDA for the periods indicated. The table below may contain slight summation differences due to rounding.

(Amounts expressed in thousands of U.S. dollars)

	Three Months Ended March 31,
	2022	2021

NET LOSS (1)	$(19,757)	$(31,051)
Income tax expense	5,051	8,312
Interest expense, net	10,116	6,835
Depreciation and amortization (2)	3,248	1,579
EBITDA (Non-GAAP)	$(1,342)	$(14,325)
Non-cash share-based compensation and other one-time charges (3)(8)	7,159	4,053
Inventory-related adjustments (4)	3,742	—
Fair value changes in derivatives	(14,309)	9,358
Other (income) expense, net (5)	380	3,472
Start-up costs (6)(8)	2,715	1,292
Transaction costs (7)(8)	780	238
Adjusted EBITDA (Non-GAAP)	$(875)	$4,088

(1)	Net loss includes amounts attributable to non-controlling interests.
(2)	Includes amounts that are included in cost of goods sold and in operating expenses.
(3)	Includes: (i) non-cash share-based compensation expense for the period; and (ii) severance costs.
(4)	Includes: (i) inventory step-up on business combinations; (ii) inventory recall reserves; and (iii) reserves for discontinued products. The inventory step-up on business combinations relate to the fair value write-up on inventory acquired on the business acquisition date and then sold subsequent to the acquisition date. The inventory recall reserves relate to the estimated impact of the Pennsylvania Department of Health recall and ban of vape products containing certain cannabis concentrates.
(5)	Includes: (i) remeasurement of contingent contingent consideration related to acquisitions; (ii) losses (gains) on legal settlements; and (iii) losses (gains) on investments and financial assets.
(6)	Expansion and start-up costs incurred in order to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations of each new location.
(7)	Transaction costs include: (i) registration statement costs such as professional fees and other costs relating to our SEC registration; and (ii) acquisition and deal costs.
(8)	During the second quarter of 2021, we revised our methodology for calculating Adjusted EBITDA to also adjust for the effects of acquisition and deal costs, severance costs and start-up costs. We revised our methodology for calculating Adjusted EBITDA because we believe that the fluctuations caused in our operating results from these items are not reflective of our core performance, and that the revised methodology provides management and investors more useful information to evaluate the operations of our business. The prior period data for these items has been added to conform to current period presentation.

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Reconciliation Adjusted Gross Profit (Non- GAAP Measures)

	Three Months Ended March 31,
	2022	2021
Gross profit	$19,112	$18,741
Inventory-related adjustments(1)	3,742	—
Start-up costs (within COGS)(2)	1,930	467
Adjusted gross profit	$24,784	$19,208

(1)	Includes: (i) inventory step-up on business combinations; (ii) inventory recall reserves; and (iii) reserves for discontinued products. The inventory step-up on business combinations relate to the fair value write-up on inventory acquired on the business acquisition date and then sold subsequent to the acquisition date. The inventory recall reserves relate to the potential impact of the Pennsylvania Department of Health recall and ban of vape products containing certain cannabis concentrates. The ban was lifted in June 2022.

(2)	Expansion and start-up costs incurred in order to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations of each new location.

Liquidity and Capital Resources

(Amounts expressed in thousands of U.S. dollars, unless otherwise stated)

Cash Flows

The Company had cash and cash equivalents of $75,717, total current assets of $122,633, and current liabilities (inclusive of the current portion of debt) of $148,339 (as restated) as of March 31, 2022. The Company therefore had a net working capital deficit of $25,706 (as restated). Refer to Note 23 - Correction of Errors in Previously Issued Financial Statements of the Quarterly Financial Statements for further information on the restatement.

The major components of our statements of cash flows for the three months ended March 31, 2022 and 2021 are as follows:

	Three Months Ended March 31,
	2022	2021
Net cash flows used in operating activities (2022, as restated)(1)	$(13,825)	$(3,121)
Net cash flows used in investing activities (2022, as restated)(1)	(23,631)	(8,906)
Net cash flows provided by financing activities (2022, as restated)(1)	18,219	88,295
Effect of currency translation on cash	(9)	(40)
Net change in cash and cash equivalents	$(19,246)	$76,228

(1)	The Company restated the interim condensed consolidated statement of cash flows for the three months ended March 31, 2022. The corrections resulted in an increase in net cash flows used in operating activities from $2,666 (as reported) to $13,825 (as restated), a decrease in net cash used in investing activities from $33,068 (as reported) to $23,631 (as restated), and an increase in net cash flows provided by financing activities from $16,497 (as reported) to $18,219 (as restated). These corrections did not have an impact on the net change in cash and cash equivalents and restricted cash, and earnings during the three months ended March 31, 2022. Refer to Note 23 - Correction of Errors in Previously Issued Financial Statements of the Quarterly Financial Statements for further information.

Cash Flows Used in Operating Activities

Net cash used in operations during the three months ended March 31, 2022 was $13,825 (as restated), as compared to $3,121 for the three months ended March 31, 2021. The increase in net cash used in operations for the three months ended March 31, 2022 is due primarily to an increase in net loss after non-cash adjustments and an increase in usage of working capital.

Cash Flows Used in Investing Activities

Net cash used in investing activities totaled $23,631 (as restated) for the three months ended March 31, 2022, as compared to $8,906 for the three months ended March 31, 2021. The net cash used in investing activities for the three months ended

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March 31, 2022 was comprised of: $17,039 (as restated) for the purchases of property, plant and equipment for use in the Company’s operations, and $6,592 paid for the acquisition of Apothecarium, net of cash acquired. The net cash used in investing activities for the three months ended March 31, 2021 was comprised of: $3,592 paid for the acquisition of Grover Beach; $8,566 for the purchases of property, plant and equipment for use in the Company’s operations; partially offset by: $3,252 in proceeds from sale of investments.

Cash Flows Provided by Financing Activities

Net cash provided by financing activities totaled $18,219 (as restated) for the three months ended March 31, 2022, as compared to $88,295 for the three months ended March 31, 2021. The net cash provided by financing activities for the three months ended March 31, 2022 was comprised of: $13,680 in proceeds from private placement equity offerings in January and February 2022; $3,265 in proceeds from other debt; $1,121 (as restated) in net receipts on finance leases, and $541 in proceeds from the exercise of warrants and stock options; partially offset by: $258 in principal redemption repayments on the 10% Senior Secured Notes; and $130 in payments on other debt. The net cash provided by financing activities for the three months ended March 31, 2021 was comprised of: $85,660 in proceeds from public equity offerings, net of issuance costs, in January and February 2021; $9,886 in proceeds from the exercise of warrants and stock options; and $1,134 in proceeds from other debt; partially offset by: $8,134 in principal redemption repayments on the 10% Senior Secured Notes; and $251 in lease obligation payments.

Balance Sheet Exposure

As of March 31, 2022, primarily all of our balance sheet is exposed to U.S. cannabis-related activities. We believe our operations are in material compliance with all applicable state and local laws, regulations and licensing requirements in the states in which we operate. However, cannabis remains illegal under U.S. federal law. All of our revenue is derived from U.S. cannabis operations. For information about risks related to U.S. cannabis operations, please refer to “Risk Factors” section included in our S-1.

Sources and Uses of Liquidity

Since our inception, we have funded our operations and capital spending through cash flows from sales, and the issuance of debt and equity. Jushi has successfully raised approximately $461 million to date (which includes equity offerings, 10% Senior Secured Notes, warrant/option exercises and draw downs on the Acquisition Facility), of which approximately $47 million was invested by management and insiders. We generate cash from sales and are deploying capital to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and long term to support our business growth and expansion. As of March 31, 2022, we have borrowed $40 million from the $100 million Acquisition Facility to fund the cash portions of acquisitions. We may increase the total commitment of the Acquisition Facility by an aggregate amount of up to $25 million subject to certain conditions, and have the ability under our current base shelf prospectus in Canada to issue C$500 million subscription receipts, debt securities, convertible securities, warrants, subordinate voting shares, and units, or any combination thereof.

Our primary uses of cash are for working capital requirements, acquisitions, capital expenditures and debt service payments. Working capital is used principally for our personnel as well as costs related to the purchase of inventory, cultivation, manufacture and production of our products. Our capital expenditures consist primarily of the construction and improvement of grower-processer facilities and retail dispensaries.

As reflected in our Quarterly Financial Statements, we have incurred losses from operations for the three months ended March 31, 2022, have an accumulated deficit of $262,175 as of March 31, 2022, and have cash and cash equivalents of $75,717 as of March 31, 2022. As discussed in Note 9 – Debt in our Quarterly Financial Statements, the 10% Senior Secured Notes, which mature on January 15, 2023, had an aggregate principal amount outstanding of $74,935. In addition, the Acquisition Facility (see Note 9 - Debt in the Quarterly Financial Statements) required us to maintain certain covenants which we may not have been in compliance with if the court accepted Jushi Europe’s petition for bankruptcy. We were also projected to violate certain financial covenants further within the next twelve months from March 31, 2022. We have been working with various lenders to refinance the 10% Senior Secured Notes at terms most favorable to us.

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Given the changing conditions in the debt capital markets, refinancing term sheets are still being negotiated. These conditions raise a substantial doubt regarding our ability to continue as a going concern.

In April 2022, we entered into an amendment with the lender of the Acquisition Facility, which included a waiver related to Jushi Europe’s bankruptcy and a change to the terms of the Total Leverage ratio, as defined in the Acquisition Facility agreement, and deferred the commencement date of leverage testing under the Acquisition Facility. We are pursuing strategies to obtain the required additional funding primarily to fund the 10% Senior Secured Notes and future operations. The strategies may include, but are not limited to: (i) ongoing efforts with certain lenders to refinance the 10% Senior Secured Notes; (ii) deferral of certain expenditures, including capital projects, and reallocate funds for debt repayment, if the need arose; (iii) alternative sources of debt and equity financing, including secured borrowings and through a base shelf prospectus, which allows us to offer up to C$500,000 in securities in Canada through the end of 2023. However, there can be no assurance that we will be able to refinance the 10% Senior Secured Notes, generate positive results from operations, or obtain additional liquidity when needed or under acceptable terms, if at all.

Refer to Note 9 - Debt of our Quarterly Financial Statements for additional information on our debt instruments and related covenants.

Off-Balance Sheet Arrangements and Contractual Obligations

As of March 31, 2022, we do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the financial performance or financial condition of the Company. For our contractual obligations, refer to Note 9 - Debt, Note 10 - Lease Obligations, and Note 20 - Commitments and Contingencies of our Quarterly Financial Statements.

Critical accounting policies and estimates

There were no material changes to our critical accounting policies and estimates from the information provided in Note 2 of our audited consolidated financial statements and notes thereto for the year ended December 31, 2021, included in our S-1.

Exhibit 99.3

Jushi Holdings Inc. Files Restated First Quarter 2022 Financial Statements

BOCA RATON, Fla., Sept. 09, 2022 (GLOBE NEWSWIRE) --  Jushi Holdings Inc. (“Jushi” or the “Company”) (CSE: JUSH) (OTCQX: JUSHF), a vertically integrated, multi-state cannabis operator, today filed with the Canadian securities regulator restated unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022 (the “Q1 2022 Interim Financial Statements”). The restated Q1 2022 Interim Financial Statements can be accessed through the Company’s public filings on the System for Electronic Document Analysis and Retrieval (“SEDAR”).

The Q1 2022 Interim Financial Statements, which have been prepared under generally accepted accounting principles in the United States, have been filed on SEDAR to replace the previously filed financial statements prepared under IFRS by the Company on June 24, 2022. The Company restated the (i) Right-of use assets - finance leases and Accrued expenses and other current liabilities in the unaudited interim condensed consolidated balance sheet and (ii) cash flows from operating, investing and financing activities in the unaudited interim condensed consolidated statements of cash flows. These errors did not impact the cash balance as of March 31, 2022, and there was no net change in cash flows during the three months then ended.

About Jushi Holdings Inc.

We are a vertically integrated cannabis company led by an industry-leading management team. In the United States, Jushi is focused on building a multi-state portfolio of branded cannabis assets through opportunistic acquisitions, distressed workouts, and competitive applications. Jushi strives to maximize shareholder value while delivering high-quality products across all levels of the cannabis ecosystem. For more information, visit jushico.com or our social media channels, Instagram, Facebook, Twitter and LinkedIn.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation as well as statements that may constitute "forward-looking statements" within the meaning of within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release, including statements regarding our strategy, future operations, intended expansion of our retail operations and production capacity, intended expansion of our cultivation facilities, future financial position, projected costs, prospects, plans and objectives of management, including without limitation materiality or significance and effects of errors on current or prior period financial statements, and any future determinations of the Company, the Audit Committee or the Company’s management related thereto, are forward-looking statements. These forward-looking statements are based on Jushi’s current expectations and beliefs concerning future developments and their potential effects. As a result, actual results could differ materially from those expressed by such forward-looking statements and such statements should not be relied upon. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans,” “expects” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates” or “does not anticipate,” or “believes,” or variations of such words and phrases or may contain statements that certain actions, events or results “may,” “could,” “would,” “might” or “will be taken,” “will continue,” “will occur” or “will be achieved”. The forward-looking information and forward-looking statements contained herein may include but are not limited to, information concerning the expectations regarding Jushi, or the ability of Jushi to successfully achieve business objectives, and expectations for other economic, business, and/or competitive factors. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including risks related to the ability of Jushi to successfully and/or timely achieve business objectives, including with regulatory bodies, employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation, the risk that additional information or other subsequent events arise that would require us to make additional adjustments, as well as other risks, uncertainties and other cautionary statements in the Company’s public filings with the applicable securities regulatory authorities on the SEC’s website at www.sec.gov and on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated, or expected.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

For further information, please contact:

Investor Relations Contact:
Michael Perlman
Executive Vice President of Investor Relations
561-281-0247
investors@jushico.com

Media Contact:
Ellen Mellody
570-209-2947
ellen@mattio.com